Filed pursuant to Rule 424(b)(4)
Registration No. 333-129766
PROSPECTUS
1,250,000 Shares
BTU International, Inc.
Common Stock

         We are offering 1,250,000 shares of our common stock, par value $0.01 per share. Our common stock is quoted on the NASDAQ National Market under the symbol “BTUI.” On December 12, 2005, the last reported sale price of our common stock was $14.38 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

	Per Share	Total

Public Offering Price	$13.000	$16,250,000
Underwriting Discounts	$0.715	$893,750
Proceeds, before expenses, to BTU International	$12.285	$15,356,250

      The underwriter has a 30-day option to purchase up to an additional 187,500 shares of common stock from us.
      The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, LLC
The date of this prospectus is December 12, 2005

      You should rely only on the information contained in or incorporated by reference into this prospectus. We and the underwriter have not authorized anyone to provide you with different information. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the common stock described in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and the documents incorporated into it by reference. Because this is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors.” Unless we indicate otherwise in this prospectus, “BTU,” “BTU International,” “we,” “us” and “our” refer to BTU International, Inc. and its subsidiaries.
BTU International, Inc.
Overview
      We design, manufacture, sell and support thermal processing systems used primarily in printed circuit board assembly, semiconductor packaging and advanced materials processing for energy generation applications. In addition, we produce custom thermal systems that operate at a wide range of temperatures for specialty applications. We believe we are one of the leading suppliers of thermal processing systems to the electronics and energy generation markets.
      Our customers require high throughput, high yield and highly reliable thermal processing systems with tightly controlled temperature and atmosphere parameters. Our convection solder reflow systems are used to attach electronic components to printed circuit boards, primarily in the advanced high-density surface mount segments of the market. In the semiconductor market, we participate in both wafer level and die level packaging, where our thermal processing systems are used to connect and seal integrated circuits into a package. Our customers in the energy generation market use our thermal systems to process advanced ceramics and metal alloys which are used in fuel cell, solar cell and nuclear fuel applications.
      We sell products worldwide primarily through a direct technical sales force and independent sales representatives. Our top revenue generating customers in 2004 and the first nine months of 2005 included ASE, BP Solar, Celestica, Corning, Hynix, IBM, Inventec, Jurong Hi-Tech, Motorola, Ningbo Solar, Nokia, Sagem, Samsung, Solectron and SPIL.
Industry Background
      Electronics Markets. Demand for increasingly sophisticated electronic devices continues, and we expect that new technologies such as wireless networks, next generation cellular phones and personal digital assistants will drive future growth. Integral to the growth in electronics are advances in technology that result in smaller, lighter and less expensive end products by increasing performance and reducing cost, size, weight and power requirements of electronic assemblies, printed circuit boards and semiconductors. In response to these developments, manufacturers are increasingly employing more sophisticated production and assembly techniques requiring more advanced manufacturing equipment.
      In addition to these industry dynamics, several of our key markets have been implementing legislation that requires lead free solder processing of printed circuit boards and semiconductors. Japan’s lead free implementation deadline is scheduled for January 2006, while the implementation deadline for the European Union is scheduled for July 2006. As manufacturers replace non-compliant thermal processing equipment, these market segments are growing at an increased rate.
      Energy Generation Markets. Our energy generation market consists of three segments: fuel cells, solar cells and nuclear fuel. With the rising cost of fossil fuels and increasing environmental concerns, power generation without the use of fossil fuels is forecast for significant global growth. Achieving optimal performance and efficiency of products in the fuel cell, solar cell and nuclear fuel markets requires thermal processes that provide precision control over atmospheric conditions at high temperatures and high volume production.

Our Solution
      We deliver a broad range of thermal processing systems to serve the needs of manufacturers that require high throughput, process yields and reliability with tightly controlled process parameters. Our systems are designed to enable our customers to increase throughput and yield for printed circuit board assembly, advanced semiconductor packaging, and energy generation by providing precise atmosphere and temperature control. In addition to the expected high performance of our products, we believe maintaining the quality standards of our organization and our worldwide service and support are important to our success with industry leading global manufacturers.
      We believe our customers continue to choose our products because of the following factors:

•	Accurate and uniform temperature;

•	Atmosphere uniformity and control;

•	Repeatability from system to system;

•	Processing flexibility;

•	Systems integration;

•	Reliability; and

•	Worldwide customer support.
Our Strategy
      Our objective is to be the leading provider of thermal processing systems to the electronics and energy generation markets. To achieve this goal and maximize value for our shareholders, our strategy is comprised of the following elements:

•	Further penetrate existing markets and customers by developing innovative products with a low cost of ownership and by offering exceptional customer support;

•	Continue to focus on cost reduction initiatives, including the improvement of our global supply chain and reduction in materials costs;

•	Expand our low-cost manufacturing and engineering operations in China;

•	Deepen relationships with key partners to facilitate product development for next generation technologies, particularly in the rapidly growing energy generation market; and

•	Capitalize on lead-free solder process requirements to drive sales growth in the printed circuit board assembly and semiconductor packaging markets by providing products of superior performance, flexibility and value.
Company Information
      The principal executive offices and our main manufacturing facilities are located at 23 Esquire Road, North Billerica, Massachusetts 01862 USA. Our main telephone number is (978) 667-4111. Our engineering and manufacturing facility in China is located at 25 Jia Tai Road, Waigaoqiao Free Trade Zone, Shanghai, 200131, PRC. We also have sales and service facilities throughout North America, Europe and the Asia Pacific region.

The Offering

Common stock offered by BTU	1,250,000 shares

Common stock to be outstanding after this offering	8,871,771 shares

Use of proceeds	We expect to use the proceeds from this offering for general corporate purposes and working capital, research and development, investments in our information technology systems and possible future strategic acquisitions. See “Use of Proceeds.”

NASDAQ National Market symbol	BTUI
      The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of November 11, 2005, and excludes the following as of that date:

•	529,661 shares of common stock issuable upon exercise of stock options outstanding under our stock option plans, with a weighted average exercise price of $2.99 per share;

•	960,214 shares of common stock reserved for future issuance under our stock option plans; and

•	103,797 shares of common stock reserved for future issuance under our employee stock purchase plan.
      Unless otherwise stated, all information contained in this prospectus assumes that the underwriter will not exercise its over-allotment option.

Summary Consolidated Financial Data
(in thousands, except per share data)
      The following table sets forth our summary consolidated financial data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere and incorporated by reference in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
	Fiscal Year Ended December 31,
				October 3,	October 2,
	2002	2003	2004	2004	2005
Consolidated Statement of Operations Data:
				(unaudited)
Net sales	$30,631	$28,490	$54,639	$41,014	$47,141
Cost of goods sold	21,030	22,098	41,503	31,570	30,375

Gross profit	9,601	6,392	13,136	9,444	16,766
Selling, general and administrative	13,413	9,419	11,528	8,965	11,288
Research, development and engineering	3,587	3,382	3,691	2,788	2,532
Restructuring charge and executive retirement	1,350	190	1,648	1,648	—

Operating income (loss)	(8,749)	(6,599)	(3,731)	(3,957)	2,946
Interest income (expense), net	(150)	(304)	(452)	(297)	(418)
Other income (expense)	12	(148)	2	3	—

Income (loss) before provision/benefit for income taxes	(8,887)	(7,051)	(4,181)	(4,251)	2,528

Net income (loss)	$(7,072)	$(6,829)	$(4,181)	$(4,251)	$2,528

Earnings per share:
Basic	$(1.03)	$(0.97)	$(0.58)	$(0.59)	$0.35
Diluted	$(1.03)	$(0.97)	$(0.58)	$(0.59)	$0.34

	As of October 2, 2005

	Actual	As Adjusted
Consolidated Balance Sheet Data:
	(unaudited)
Cash and cash equivalents	$581	$15,537
Working capital	16,852	31,808
Total assets	33,386	48,342
Total liabilities	19,632	19,632
Stockholders’ equity	13,754	28,710
      The as adjusted consolidated balance sheet data as of October 2, 2005 gives effect to the sale by us of the 1,250,000 shares of common stock offered under this prospectus, at the public offering price of $13.00 per share, after deducting the underwriting discounts and commission and the estimated offering expenses payable by us.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. In addition to the other information included and incorporated by reference in this prospectus, you should consider carefully the risks described below before purchasing our common stock. If any of the following risks occurs, our business, results of operations and financial condition likely will suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
Risks Relating to Our Business
We are subject to cyclical downturns in the electronics and semiconductor industries. Recent favorable financial trends in our business may not be sustained.
      Our business depends predominantly on the capital expenditures of electronics and semiconductor manufacturers, which in turn depend on current and anticipated market demand for printed circuit boards and integrated circuits and the products that use them. The electronics and semiconductor industries have historically been cyclical and have experienced periodic downturns that have had a material adverse effect on the demand for electronic and semiconductor processing equipment, including equipment that we manufacture and market. During periods of declining demand, we may have difficulty aligning our costs with prevailing market conditions, as well as motivating and retaining key employees. In particular, our inventory levels during periods of reduced demand may be higher than optimal, and we may be required to make inventory valuation adjustments in future periods. During periods of rapid growth, on the other hand, we may fail to acquire and/or develop sufficient manufacturing capacity to meet customer demand, and we may fail to hire and assimilate a sufficient number of qualified people. Our business may be adversely affected if we fail to respond to rapidly changing industry cycles in a timely and effective manner.
We have shifted a significant and growing portion of our production capacity to a new and expanding manufacturing facility in Shanghai, China. We may encounter manufacturing problems associated with managing these operations.
      In 2004, we began manufacturing and material sourcing operations in a facility in Shanghai, China. The volume of our products produced in China recently reached approximately a quarter of our total production and we expect this portion to continue to increase substantially in 2006. The successful operation of our facility in China is important to our ability to remain profitable and competitive. We may encounter difficulty with the management, technical and administrative organization requirements of doing business in China. If we are not successful in managing our operation in China, our business and profitability will be adversely affected. During 2005, we began construction of additional facilities in China, and we will need to execute this expansion successfully to realize the benefit of our China operations in 2006 and beyond.
In the past year, we have substantially improved our global supply chain and reduced our material costs. Failure to maintain these cost reductions would negatively affect our profit margins.
      In the past year, we have substantially improved our global supply chain and reduced our materials costs. These efforts have resulted in a major improvement in gross margins in our Pyramax product line. While continuous improvement in the supply chain is a key strategic imperative, we may not be successful in achieving our cost reduction goals, in which case further increases in our gross margins would not be achieved. If our costs increase, our gross margin gains will erode. This could be caused by foreign exchange trends, supplier cost increases, increase in fuel costs and other factors.
Sales of our products to the energy generation markets are subject to substantial risks.
      Fuel Cells. The developing fuel cell sector of the energy markets is in an early stage of product development, without any guarantees of commercial success. There is considerable risk that this technology may not succeed and our sales to this market may not develop. We have only recently expanded our product offerings to the fuel cell sector of the energy market. Given our limited experience in this segment of the energy generation market, we may encounter problems growing this part of our business.
      Solar Energy. The solar energy sector is dependent upon continuation of governmental subsidies that may not continue and the supply of materials that may be constrained. A decline in these subsidies would reduce our ability to grow our business in this market segment. The solar energy sector also depends on the availability of raw materials such as silicon. Limits in the supply of these raw materials will constrain growth in this sector and, therefore, limit our prospects for increasing sales in this area.
      Nuclear Energy. The market for nuclear fuel pellets used in power generation is dependent upon further growth in nuclear power production. Consequently, without growth in the production of nuclear power, our opportunities to grow in this area will be limited. In addition, we may need export licenses to supply this type of equipment to several countries. Failure to maintain such licenses or obtain new required licenses will limit our ability to expand our revenue from this market.
If we are unable to increase sales and reduce costs, our profitability may be affected negatively.
      Although we generated net income of $2.5 million during the first nine months of 2005, we had generated net losses in each of the previous four fiscal years. Our increased net income was due mainly to a combination of a 14.9% increase in net sales and an increase in gross margin from 23.0% to 35.6%, resulting in a 77.5% increase in gross profit. We attribute this increase in gross profit primarily to reduced costs resulting from better procurement management in the U.S. and our global sourcing of materials, as well as manufacturing efficiencies achieved with the transition of a portion of our production to China. We may not experience comparable cost reductions in future periods. Because we compete, in part, based on our reputation for high quality, a malfunction or other problem with any of our products could undermine our ability to increase or maintain our revenues.
      In addition, our reported net income will be negatively impacted when we begin to expense stock options pursuant to Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment,” which will increase our reported operating expenses. We expect to recognize the effects of SFAS No. 123(R) in our financial statements beginning in the first quarter of 2006.
Our future success will depend on our ability to effectively develop and market our products against those of our competitors.
      The industry in which we compete is extremely competitive. Some of our competitors have substantially greater financial, engineering, manufacturing and customer support capabilities and offer more extensive product offerings. If customers prefer products offered by our competitors, we will have difficulty maintaining or increasing our revenue. Our principal competitors for solder reflow systems are Vitronics-Soltec, Heller, Furakawa, ERSA, Rehm and Electrovert. Our principal competitors for advanced semiconductor packaging are Sikama, SEMIgear and Heller. Our systems for the energy generation markets and other applications compete primarily against products offered by SierraTherm, RTC, Centrotherm and Harper. We expect our competitors to continue to improve the design and performance of their current products and to introduce new products with improved performance capabilities. Our failure to introduce new products in a timely manner, or the introduction by our competitors of products with perceived or actual advantages, could result in reduced sales of, or lower margins on, our products. In future years, we expect to face increased competition based on price, particularly from companies in Asia. If we are unable to reduce the costs of our products or introduce new lower cost products, we may lose sales to these competitors.

Our international sales and operations are subject to the economic, political, legal and business environments of the countries in which we do business, and our failure to operate successfully or adapt to changes in these environments could cause our international sales and operations to be limited or disrupted.
      Our international sales accounted for 83.1% of our consolidated revenue for the nine months ended October 2, 2005. We expect to continue to generate a significant percentage of our revenue outside the United States for the foreseeable future. In addition, we have direct investments in a number of subsidiaries outside of the U.S., primarily in Asia and Europe. Our international operations could be limited or disrupted, and the value of our direct investments may be diminished, by any of the following:

•	fluctuations in currency exchange rates;

•	the imposition of governmental controls;

•	import and export license requirements;

•	political instability;

•	difficulties enforcing contractual and intellectual property rights;

•	terrorist activities and armed conflict;

•	restrictions on direct investments by foreign entities and trade restrictions;

•	changes in tax laws and tariffs;

•	costs and difficulties in staffing and managing international operations; and

•	longer payment cycles.
      In addition, the Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws could result in various adverse consequences, including the imposition of civil or criminal sanctions.
      We conduct a portion of our business in currencies other than the U.S. dollar. We recognize foreign currency gains or losses arising from our operations in the period in which we incur those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we may suffer foreign currency transaction losses in the future due to the effect of exchange rate fluctuations.
A majority of our revenue is generated from sales in the Asia Pacific region. Our operations are particularly vulnerable to instability in this region and competition from organizations based in this region.
      During the nine months ended October 2, 2005, 51.2% of our revenue was generated from sales in the Asia Pacific region. Political or economic instability in any of the major Asia Pacific economies may adversely impact the demand for capital equipment, including equipment of the type we manufacture and market. In addition, we face competition from a number of suppliers based in the Asia Pacific region that have certain advantages over U.S. suppliers, including us. These advantages include, among other things, proximity to customers, favorable tariffs and affiliation with significantly larger organizations. In addition, changes in the amount or price of electronics produced in the Asia Pacific region could negatively impact spending by our customers.

Our business systems to manage our Chinese operations are still being developed. If they are not developed and implemented, it could have a material adverse effect on our business.
      Our supply chain management process in China is manual in nature which limits our global material visibility. Although we are evaluating, upgrading and implementing new enterprise resource planning and material resource planning systems, we may not be successful in doing so. As our Chinese operations grow, the risks associated with a lack of advanced enterprise resource planning and material resource planning systems increase and could disrupt our business.
Our primary computer business system in the U.S. is outdated. A significant malfunction could disrupt our business operations.
      Our U.S. manufacturing business system is at the end of its life, potentially posing a risk to the operation of our business. Some of the computer system’s hardware and software have limited support, which could result in an interruption in business activities. Solutions to address these risks are being developed but may not be successful. Even if our current system does not malfunction, it may not be sufficient to continue to support our operations.
Some of the requirements of Sarbanes-Oxley affect us as a small company disproportionately, and we may not be able to comply despite substantial effort and expense.
      The Sarbanes-Oxley Act of 2002 imposed many new requirements on public companies, the most significant of which involves the documentation, testing and reporting of the effectiveness of our internal control over financial reporting. Although we are not required to be in compliance until our annual report for the year ended December 2006, we have already begun documenting and testing our internal controls in a way that we have never before been required to do. We expect this effort will involve substantial time and expense. In part because we limited the resources we devoted to this effort when we were recently incurring losses, we cannot be sure that we will be able to complete the task or that our internal controls will meet the standards that are currently required. In connection with our efforts to date, we have reviewed various significant control deficiencies identified by our registered public accounting firm. These deficiencies include, among other things, a computer accounting system that does not meet our current and future needs, the lack of a well defined and documented disaster recovery system and the need to improve and update the documentation of our policies, procedures, and related internal controls surrounding our accounting and financial reporting functions. Although we are not yet required to report on our assessment of the effectiveness of our internal control over financial reporting, and provide the required auditor attestation, until at least the end of the next fiscal year, there is a reasonable likelihood that our registered public accounting firm will inform us of one or more material weaknesses before we complete our compliance and remediation efforts. We are working to address the issues raised by these control deficiencies, but we may not be successful in remediating them within the required time frame.
If we do not generate positive cash flow from operations, we will need to issue additional stock, which will dilute purchasers in this offering, or incur more debt.
      Over the past several years we have consistently used more cash in our operations that we have generated from them and, as a result, have relied on external financing to fund our operations. We will need to generate positive cash flow from our operating activities for our business to be successful. We had $0.6 million in cash as of October 2, 2005. If, to fund our operations, we issue shares of stock in addition to, and at a lower price than, those that we may offer pursuant to this prospectus, purchasers of shares under this prospectus will be diluted. If we borrow additional funds, our level of indebtedness will rise which may harm our financial condition and results of operations by increasing our vulnerability to adverse changes in general economic and industry conditions and limiting our ability to obtain additional financing for capital expenditures, acquisitions and general corporate and other purposes. Furthermore, we may not be able to obtain additional equity or debt financing on acceptable terms or at all.

If we do not have access to additional credit, we may not be able to take advantage of increased growth in the markets that we serve.
      Historically, we have relied on access to credit to finance growth of our business. Our bank imposes restrictions on our ability to borrow under our credit agreement. Our line of credit may not be sufficient to allow us to take full advantage of any increases in orders for our products. In addition, if we do not continue to comply with our bank covenants, we may not be able to borrow, and our business would be adversely affected.
If we fail to maintain positive relationships with key personnel, we may be unable to successfully grow our business.
      Our future operating results depend substantially upon the continued service of our key personnel, some of whom are not bound by employment or non-competition agreements. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel, particularly those with technical skills, is intense, and we may fail to attract and retain qualified personnel. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.
Failure of critical suppliers to deliver sufficient quantities of parts in a timely and cost-effective manner would adversely impact our operations.
      We use numerous vendors to supply components for the manufacture of our products. We do not use multiple qualified suppliers for all of our parts. Some key parts may only be available from a single supplier. Accordingly, we may experience problems in obtaining adequate and reliable quantities of various components. In addition, suppliers may cease manufacturing certain components that are difficult to replace without significant reengineering of our products. Our results of operations will be materially adversely impacted if we are unable to obtain adequate supplies of components in a timely and cost effective manner.
The occurrence of natural disasters in the Asia Pacific region may adversely impact our operations and sales.
      We have an expanding engineering and manufacturing facility in China, and the majority of our sales are made to destinations in the Asia Pacific region. This region is known for being vulnerable to natural disasters and other risks, such as earthquakes, floods and avian (bird) flu, which at times have disrupted the local economies. A significant earthquake or health crisis could materially affect our operating results. We are not insured for most losses and business interruptions of this kind, and we do not have redundant, multiple site capacity in the event of a natural disaster. In the event of such a disaster, our business would suffer.
Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management and could make acquisitions more difficult.
      Our certificate of incorporation and by-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Our certificate of incorporation provides that our stockholders may not take action by written consent. This provision may have the effect of preventing or hindering attempts by our stockholders to replace our current management. Furthermore, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the corporation’s board of directors approves the transaction. Our board of directors may use this provision to prevent changes in our management. Also, our board of directors may adopt additional anti-takeover measures in the future.

Our officers and directors may be able to block proposals for a change in control.
      Paul J. van der Wansem, our chairman and chief executive officer, beneficially owns approximately 21% of our outstanding common stock as of the date of this prospectus. Due to this concentration of ownership, Mr. van der Wansem may be able to prevail on all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.
Risks Relating to this Offering
We do not intend to pay dividends on our common stock. You will realize a return on your investment only if our stock price appreciates and you sell.
      Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depends on our growth, profitability, financial condition and other factors that our board of directors may deem relevant.
Because our stock has low trading volume and its public trading price has been volatile, you may only be able to resell shares at a loss.
      For the twelve months ended December 12, 2005, the sale price of our common stock has fluctuated between $2.75 and $16.90 per share, with an average daily trading volume for the three months ended December 12, 2005 of approximately 326,000 shares. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	new products or services offered by us or our competitors;

•	failure to meet any publicly announced revenue projections;

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	issuances of debt or equity securities; and

•	other events or factors, many of which are beyond our control.
      In addition, the stock market in general, the NASDAQ National Market and companies in our industry have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business.
Shares eligible for sale in the future could negatively affect our stock price.
      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock, including sales of shares as a result of this offering, or the perception that these sales may occur. This may also make it more difficult for us to raise funds through the issuance of debt or the sale of equity securities. As of November 11, 2005, we had outstanding 7,621,771 shares of common stock. All of these shares are eligible for sale on the NASDAQ National Market, although certain of the shares are subject to sales volume and other limitations.
      As of November 11, 2005, there were an aggregate of 529,661 shares of common stock issuable upon exercise of outstanding stock options, and we plan to issue additional stock options in the future. We may also issue additional shares in the future in connection with acquisitions or other transactions.
Our management will have broad discretion as to the use of the proceeds from this offering and might not apply the proceeds in ways that increase the value of your investment.
      Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We might not apply the net proceeds of this offering in ways with which you agree, or in ways that increase the value of your investment. We expect to use the proceeds of this offering for general corporate purposes and working capital, research and development, investments in our information technology systems and possible future strategic acquisitions. See “Use of Proceeds.” We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these proceeds.

NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. Forward-looking statements may include statements concerning:

•	our use of proceeds from this offering;

•	our planned capital expenditures;

•	expansion of our international operations;

•	our continued revenue shift to the Asia Pacific region;

•	our financing plans and capital structure;

•	economic and market conditions;

•	technological development;

•	our strategy;

•	our competitive position;

•	our future financial performance; and

•	other matters.
      The forward-looking statements contained in this prospectus are subject to risks and uncertainties. The factors listed above in the section captioned “Risk Factors,” as well as other cautionary language in this prospectus, provide examples of risks and uncertainties that may cause our actual results to differ materially from the expectations we describe in the forward-looking statements. Before you invest, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of $14,956,250 from our sale of 1,250,000 shares of common stock in this offering, based upon the public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      The principal purpose of this offering is to obtain additional capital. We anticipate that we will use the net proceeds from this offering for general corporate purposes, including working capital, research and development and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. Pending such uses, we plan to invest the net proceeds in short-term, interest-bearing, investment-grade securities. We are currently in discussions for the potential purchase of intellectual property assets from another company. If completed, we expect this transaction would involve upfront consideration, payable in a combination of cash and stock, with a market value of approximately $2.0 million plus future royalties.

PRICE RANGE OF COMMON STOCK
      Our common stock is quoted on the NASDAQ National Market under the symbol “BTUI.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the NASDAQ National Market.

	High	Low

Year Ended December 31, 2003
First Quarter	$2.19	$1.56
Second Quarter	2.34	1.63
Third Quarter	3.50	1.82
Fourth Quarter	5.38	2.41
Year Ended December 31, 2004
First Quarter	6.80	3.65
Second Quarter	6.31	4.75
Third Quarter	5.44	3.33
Fourth Quarter	4.10	2.50
Year Ending December 31, 2005
First Quarter	3.49	2.75
Second Quarter	4.12	3.00
Third Quarter	10.50	3.70
Fourth Quarter (through December 12, 2005)	16.90	9.11
DIVIDEND POLICY
      Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition, restrictions contained in current or future financing instruments and other factors that our board of directors may deem relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of October 2, 2005:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of 1,250,000 shares of our common stock in this offering at the public offering price of $13.00 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

	As of October 2, 2005

		As
	Actual	Adjusted

	(in thousands, except
	share and per share data)
	(unaudited)
Cash and cash equivalents	$581	$15,537

Short-term debt:
Current portion of long-term debt	$180	$180
Borrowing under line of credit	3,589	3,589

Long-term debt:
Long-term debt, less current portion	5,153	5,153
Stockholders’ equity:
Preferred stock, $1.00 par value; 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 8,582,155 shares issued and 7,433,145 shares outstanding at October 2, 2005; 9,832,155 shares issued and 8,683,145 outstanding as adjusted	86	98
Additional paid-in capital	23,226	38,170
Deferred compensation	(53)	(53)
Accumulated deficit	(5,447)	(5,447)
Accumulated other comprehensive income	119	119
Treasury stock, at cost	(4,177)	(4,177)

Total stockholders’ equity	13,754	28,710

Total capitalization	$22,676	$37,632

      The above table excludes 724,075 shares of our common stock reserved as of October 2, 2005 for issuance upon exercise of outstanding options. You should read this table together with our financial statements and related notes appearing elsewhere and incorporated by reference in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

DILUTION
      Our net tangible book value on October 2, 2005 was $13,699,413, or approximately $1.84 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares of common stock outstanding.
      Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 1,250,000 shares of our common stock at the public offering price of $13.00 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us, our net tangible book value as of October 2, 2005 would have been $28,655,663, or $3.30 per share. This amount would represent an immediate increase in net tangible book value of $1.46 per share to existing stockholders and an immediate dilution in net tangible book value of $9.70 per share to purchasers of common stock in the offering, as illustrated in the following table:

Public offering price per share		$13.00

Net tangible book value per share as of October 2, 2005	$1.84
Increase in net tangible book value per share attributable to this offering	1.46

Pro forma net tangible book value per share as of October 2, 2005 after giving effect to this offering		3.30

Dilution per share to new investors in the offering		$9.70

      This table assumes no exercise of options to purchase approximately 724,075 shares of common stock at a weighted average exercise price of $4.23 per share outstanding as of October 2, 2005. To the extent that these options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)
      The selected consolidated financial data presented below for the fiscal years ended December 31, 2002, 2003, and 2004 have been derived from our consolidated financial statements that have been audited by Vitale, Caturano & Company, Ltd., our independent registered public accountants. The selected consolidated financial data presented below for the years ended December 31, 2000 and 2001 have been derived from our consolidated financial statements that have been audited by other auditors. The selected consolidated financial data for the nine months ended October 3, 2004 and October 2, 2005 and as of October 2, 2005 have been derived from our unaudited consolidated financial statements. In the opinion of our management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for such periods and as of such date. Our operating results for the nine months ended October 2, 2005 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2005. The financial data presented below should be read in conjunction with the other financial information appearing elsewhere in this prospectus or incorporated by reference into this prospectus.

	Fiscal Year Ended December 31,					Nine Months Ended
						October 3,	October 2,
Consolidated Statement of Operations Data:	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
Net sales	$99,494	$47,057	$30,631	$28,490	$54,639	$41,014	$47,141
Costs of goods sold	59,112	31,625	21,030	22,098	41,503	31,570	30,375

Gross profit	40,382	15,432	9,601	6,392	13,136	9,444	16,766

Selling, general and administrative	25,310	16,328	13,413	9,419	11,528	8,965	11,288
Research, development and engineering	6,231	5,001	3,587	3,382	3,691	2,788	2,532
Restructuring charge and executive retirement	—	—	1,350	190	1,648	1,648	—

Operating income (loss)	8,841	(5,897)	(8,749)	(6,599)	(3,731)	(3,957)	2,946
Interest income (expense), net	(54)	(53)	(150)	(304)	(452)	(297)	(418)
Other income (expense)	(440)	2	12	(148)	2	3	—

Income (loss) before provision/benefit for income taxes	8,347	(5,948)	(8,887)	(7,051)	(4,181)	(4,251)	2,528
Net income (loss)	$5,422	$(3,747)	$(7,072)	$(6,829)	$(4,181)	$(4,251)	$2,528

Earnings (loss) per share, diluted	$0.74	$(0.54)	$(1.03)	$(0.97)	$(0.58)	$(0.59)	$0.34

Weighted average number of shares outstanding, diluted	7,278	6,928	6,886	7,042	7,185	7,181	7,502

						As of
	As of December 31,					October 2,
Consolidated Balance Sheet Data:	2000	2001	2002	2003	2004	2005

						(unaudited)
Cash and cash equivalents	$8,886	$15,716	$13,847	$6,659	$372	$581
Working capital	30,709	26,571	21,411	16,060	12,936	16,852
Total assets	51,160	37,836	31,514	25,654	27,058	33,386
Total liabilities	19,363	10,185	10,413	10,834	16,407	19,632
Stockholders’ equity	31,797	27,651	21,101	14,820	10,651	13,754

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Overview
      We design, manufacture, sell and support thermal processing systems used primarily in printed circuit board assembly, semiconductor packaging and advanced materials processing for energy generation applications. In addition, we produce custom thermal systems that operate at a wide range of temperatures for specialty applications. We believe we are one of the leading suppliers of thermal processing systems to the electronics and energy generation markets.
      Our customers require high throughput, high yield and highly reliable thermal processing systems with tightly controlled temperature and atmosphere parameters. Our convection solder reflow systems are used to attach electronic components to printed circuit boards, primarily in the advanced high-density surface mount segments of the market. In the semiconductor market, we participate in both wafer level and die level packaging, where our thermal processing systems are used to connect and seal integrated circuits into a package. Our customers in the energy generation market use our thermal systems to process advanced ceramics and metal alloys which are used in fuel cell, solar cell and nuclear fuel applications.
      In 2004, we began manufacturing and material sourcing operations in a leased facility in Shanghai, China. During 2005, we began construction of additional leased facilities in China, which are needed for further expansion in the Asia Pacific region. In addition, in 2005, we expanded our product development capability to China, creating a global engineering team. This team developed and commercially introduced our latest Pyramax product and continues to collaborate on additional product initiatives.
      In the past year, we have substantially improved our U.S. and global supply chain and reduced our materials costs. These efforts have resulted in a major improvement in gross margins in our Pyramax product line, manufactured in both our U.S. and China factories.
Critical Accounting Policies
      The following is a discussion of those accounting policies that we deem to be “critical” — that is, they are important to the portrayal of our financial condition and results of operations, and they reflect management’s reliance on estimates regarding matters that are inherently uncertain.
      Revenue Recognition. We recognize revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” as updated by SAB No. 104, “Revenue Recognition.” Under these guidelines, we recognize revenue when persuasive evidence of an arrangement exists, shipment has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Under these requirements, we recognize revenue upon acceptance when the terms of sale include customer acceptance provisions and compliance with those provisions has not been previously demonstrated. Furthermore, we recognize revenues upon completion of installation for products that require installation for which the installation is essential to functionality or is not inconsequential or perfunctory. Revenue for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon shipment with estimated installation and warranty costs accrued.
      Applying the requirements of SAB No. 101 to future sales arrangements used in our equipment sales may result in the deferral of the revenue for some equipment sales.
      We also have certain sales transactions for products which are not completed within the normal operating cycle of the business. It is our policy to account for these transactions using the percentage of completion method for revenue recognition purposes when all of the following criteria exist: (1) we received the purchase order or entered into a legally binding contract, (2) the customer is credit worthy and collection is probable or customer prepayments are required at product completion milestones or specific dates, (3) the sales value of the product to be delivered is significant in amount when compared to our other products, and (4) the costs can be reasonably estimated, there is no major technological uncertainty and the total engineering, material procurement, product assembly and test cycle time extend over a period of six months or longer.
      Under the percentage of completion method, revenue and gross margins to date are recognized based upon the ratio of costs incurred to date compared to the latest estimate of total costs to complete the product as a percentage of the total contract revenue for the product. Revisions in costs and gross margin percentage estimates are reflected in the period in which the facts causing the revision become known. Provisions for total estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined.
      Inventory Valuation. Our inventories consist of material, labor and manufacturing overhead costs. We determine the cost of inventory based on the first-in, first-out method. We regularly review the quantity of inventories on hand and compare these quantities to the expected usage of each applicable product or product line. Our inventories are adjusted in value to the lower of costs and/or net realizable value. Since the value of our inventories depends in part on our estimates of each product’s net realizable value, adjustments may be needed to reflect changes in valuation. Any adjustments we are required to make to lower the value of the inventories are recorded as a charge to cost of sales.
Results of Operations
      The following tables set forth, for the periods indicated, selected items in our statements of operations (in thousands) expressed as a percentage of net sales and percent change:

	Three Months Ended

	October 3, 2004		October 2, 2005

	$	% of	$	% of	%
	thousands	revenues	thousands	revenues	change

Net sales	$15,419	100.0%	$18,543	100.0%	20.3%
Cost of goods sold	11,892	77.1%	11,880	64.1%	(0.1)%

Gross profit	3,527	22.9%	6,663	35.9%	88.9%
Selling, general and administrative expense	3,228	20.9%	4,031	21.7%	24.9%
Research, development and engineering	890	5.8%	893	4.8%	0.3%
Restructuring charges	1,648	10.7%	—	0.0%	(100.0)%

Operating income (loss)	(2,239)	(14.5)%	1,739	9.4%	NM
Net income (loss)	$(2,379)	(15.4)%	$1,591	8.6%	NM

	Nine Months Ended

	October 3, 2004		October 2, 2005

	$	% of	$	% of	%
	thousands	revenues	thousands	revenues	change

Net sales	$41,014	100.0%	$47,141	100.0%	14.9%
Cost of goods sold	31,570	77.0%	30,375	64.4%	(3.8)%

Gross profit	9,444	23.0%	16,766	35.6%	77.5%
Selling, general and administrative expense	8,965	21.9%	11,288	23.9%	25.9%
Research, development and engineering	2,788	6.8%	2,532	5.4%	(9.2)%
Restructuring charges	1,648	4.0%	—	0.0%	(100.0)%

Operating income (loss)	(3,957)	(9.7)%	2,946	6.3%	NM
Net income (loss)	$(4,251)	(10.4)%	$2,528	5.4%	NM

      Net Sales. The growth in net sales in the third quarter of 2005 was primarily due to an increase in sales of our energy generation products. Year-to-date growth in net sales has primarily been from our energy generation and printed circuit board assembly products.
      The following table sets forth, for the periods indicated, select geographical data (in thousands) expressed in dollars and as a percentage of total net sales:

	Three Months Ended				Nine Months Ended

	October 3, 2004		October 2, 2005		October 3, 2004		October 2, 2005

		% of		% of		% of		% of
	$	net	$	net	$	net	$	net
	thousands	sales	thousands	sales	thousands	sales	thousands	sales

Asia Pacific	$7,189	46.7%	$9,849	53.1%	$21,455	52.4%	$24,130	51.2%
United States	4,720	30.6%	2,647	14.3%	9,894	24.1%	7,975	16.9%
Europe and Near East	2,904	18.8%	5,214	28.1%	8,463	20.6%	12,263	26.0%
Other Americas	606	3.9%	833	4.5%	1,202	2.9%	2,773	5.9%

	$15,419		$18,543		$41,014		$47,141

      The third quarter of 2005 showed a continued trend toward an increasing percentage of sales in the Asia Pacific region. We expect a continuing revenue shift from the U.S. to the Asia Pacific region as our multinational customers transfer their manufacturing operations from domestic facilities to operations in the Asia Pacific region to reduce costs and be closer to their markets. We have established manufacturing and engineering operations in China to remain competitive in response to this trend.
      Gross Profit. The increase in gross margin for the third quarter and the first nine months of 2005 was principally the result of reduced costs in our operations, expansion of our operations in China and a favorable product mix.
      Selling, General and Administrative. The increase in selling, general and administrative expense in absolute dollars and as a percentage of net sales in 2005 was due to increased commission costs resulting from additional sales and higher commission rates as discounts on products decreased. Also, we increased our spending for customer service, sales, marketing and administration related costs in line with our expanding business needs.
      Research, Development and Engineering. In the third quarter of 2005, we increased our spending on RD&E versus the first half of 2005, although the total spending remained below 2004 levels.
      Operating Income. The increase in operating income was primarily the result of increased revenue and improved margins.
      Income Taxes. We have federal and state net operating loss carry forwards of approximately $12 million. Accordingly, no income tax provision is reflected in our statements of operations for the three and nine months ended October 2, 2005. We have recorded a full valuation allowance to offset the deferred tax asset arising as a result of these loss carryforward because of uncertainty surrounding realization.
Fiscal Years Ended December 31, 2004 and December 31, 2003
      Net Sales. Net sales increased 91.8% from $28.5 million in 2003 to $54.6 million in 2004. The 2004 increase in net sales was primarily attributable to our printed circuit board assembly (114% increase) and semiconductor packaging (173% increase) systems, as the markets for these products rebounded from the market slowdown of the prior few years.
      The percentage of net sales attributable to our customers in the U.S. decreased in 2004 by 3.7%, net sales attributable to our customers in the Europe and Near East region decreased by 1.0%, net sales attributable to our Asia Pacific customers increased by 4.7% and net sales attributable to our customers in the other Americas remained the same as compared to 2003. The decrease in the percentage of net sales to U.S. customers reflects the shift in the electronics business to the Asia Pacific region. This continuing revenue shift from the U.S. to the Asia Pacific region is indicative of our U.S.-based multinational customers transferring their manufacturing operations from domestic facilities to operations in the Asia Pacific region to reduce costs and be closer to their markets. We have moved in this same direction and have established furnace assembly operations in China to lower costs and be closer to the expanding market in the Asia Pacific region.
      Gross Profit. Gross profit increased 105.5% from $6.4 million in 2003 to $13.1 million in 2004 and, as a percentage of net sales, increased slightly from 22.4% in 2003 to 24.0% in 2004. The increase in gross profit for 2004 was primarily the result of a rebound in our revenue.
      Selling, General and Administrative. Selling, general and administrative costs increased 22.4% from $9.4 million in 2003 to $11.5 million in 2004, and as a percentage of net sales, decreased from 33.0% to 21.1%. The increase in costs in 2004 was primarily the result of higher commission expenditures to support our increased sales. The decrease in selling, general, and administrative costs for 2004 versus 2003 as a percentage of net sales was primarily the result of higher revenue and a continuation of expenditures in 2004 for sales, service, marketing and administrative functions near 2003 levels.
      Research, Development and Engineering. Research, development and engineering costs increased 9.1% from $3.4 million in 2003 to $3.7 million in 2004, and as a percentage of net sales, decreased from 11.9% in 2003 to 6.8% in 2004.
      Restructuring. In the third quarter of 2004, we recorded a $1.6 million restructuring charge. In summary, these charges were the result of a redirection of development programs, resulting in the write-off of assets, including the impairment of goodwill from an acquisition, and severance costs, primarily related to the departure of our former Chief Executive Officer.
      We acquired Sagarus Robotics Corporation in April 2003 with the intent to use the technology acquired to provide BTU-supplied robotic automation in our wafer bump processing equipment.
      Approximately $1.3 million of the $1.6 million restructuring charge was related to asset write-offs ($438,000 goodwill; $676,000 inventory) and severance costs as a result of a redirection of our development programs for robotic automation of our wafer bump processing equipment. This $1.3 million portion of the restructuring charge represented our decision to abandon our plans for BTU-supplied robotic automation and instead integrate with our thermal processing equipment commercially available robotics from other existing robotic suppliers.
      The remaining approximately $0.3 million charge was primarily for the severance costs of our former chief executive officer. We reduced our Billerica, Massachusetts work force by 11 employees (7 direct labor, 2 manufacturing engineering and 2 finance) with an expected annual savings of $0.6 million. In the second quarter of 2003, we reduced our overhead personnel to better align our spending with a reduced level of sales. The related $190,000 restructuring charge represents severance costs for the laid-off employees.
      Operating Loss. Operating loss decreased 43.5% from $(6.6) million in 2003 to $(3.7) million in 2004, and as a percentage of net sales, operating loss decreased from (23.2)% in 2003 to (6.8)% 2004. The decrease in operating loss for 2004 was primarily the result of increased net sales.
      Interest Expense. Interest expense increased by 27% from $371,000 in 2003 to $470,000 in 2004 primarily as a result of increased borrowings by us under a line of credit.
      Other Expense. We recorded a $154,000 expense in the fourth quarter of 2003 in conjunction with entering into a new mortgage note. The expense represents the prepayment penalty required to terminate the old mortgage note.
      Income Taxes. We have recorded a full valuation allowance to offset the deferred tax asset arising principally as a result of our net operating loss carry forward due to the uncertainty surrounding realization. Accordingly, no income tax benefit is reflected in the statement of operations at December 31, 2004.

Fiscal Years Ended December 31, 2003 and December 31, 2002
      Net Sales. Net sales decreased 7.0% from $30.6 million in 2002 to $28.5 million in 2003. Although total net sales for 2003 were slightly lower than in 2002, quarter on quarter net sales improved from a low of $5.7 million in Q4 2002 to $7.8 million in Q4 2003. The improving quarterly net sales were due to the beginnings of a recovery and increase in demand for our solder reflow systems. This increase was partially offset by decreases in product shipments of our advanced materials systems, whose markets had not rebounded.
      The percentage of net sales attributable to our customers in the U.S. decreased in 2003 by 14.9%, net sales attributable to our customers in the Europe and Near East region increased by 1.6%, net sales attributable to our Asia Pacific customers increased by 16.7% and net sales attributable to our customers in the other Americas decreased by 3.4% as compared to 2002. The decrease in the percentage of net sales to U.S. and other Americas customers reflects the shift in the electronics business to the Asia Pacific region. The effect of price discounting, primarily for printed circuit board assembly products, materially impacted the change in net sales for the periods presented.
      Gross Profit. Gross profit decreased 33.4% from $9.6 million in 2002 to $6.4 million in 2003 and, as a percentage of net sales, decreased from 31.3% in 2002 to 22.4% in 2003. The decrease in gross profit and gross profit percentage for 2003 was primarily the result of a change in product mix and selling price pressures. In 2003, we experienced a decrease in demand for our products in the advanced materials market. The decreased demand resulted in an under-absorption of costs in 2003. Even with an increase in demand for solder reflow systems, significant price pressure continued to depress the margins for solder reflow systems through 2003.
      Selling, General and Administrative. Selling, general and administrative costs decreased 29.8% from $13.4 million in 2002 to $9.4 million in 2003, and, as a percentage of net sales, decreased from 43.8% to 33.0%. The decreases in selling, general, and administrative costs for 2003 versus 2002 for both spending and as a percentage of net sales were the result of lower expenditures for sales, service, marketing and administrative functions, as we reduced our workforce to reflect the existing sales levels.
      Research, Development and Engineering. Research, development and engineering costs decreased 5.6% from $3.6 million in 2002 to $3.4 million in 2003, and as a percentage of net sales, increased from 11.7% in 2002 to 11.9% in 2003. In 2003, we continued our spending, at 2002 levels on new product development as we prepared for the future product needs of our customers.
      Restructuring. In the second quarter of 2003, we reduced our overhead personnel to better align our spending with the current economic market for our products. The $190,000 restructuring charge represents severance costs for these employees.
      Operating Loss. Operating loss decreased 24.1% from $(8.7) million in 2002 to $(6.6) million in 2003, and as a percentage of net sales, operating loss decreased from (28.6)% in 2002 to (23.2)% 2003. The decrease in operating loss for 2003 was primarily the result of reduced selling, general and administrative spending.
      Other Income (Expense). We recorded a $154,000 expense in the fourth quarter of 2003 in conjunction with entering into a new mortgage note. The expense represents the prepayment penalty required to terminate the old mortgage note.
      Income Taxes. Due to the uncertainty surrounding realization, we have recorded at December 31, 2003 a full valuation allowance to offset our deferred tax asset arising as a result of our available tax net operating loss carry forward. The income tax benefit of $222,000 reflected in the statement of operations for the year 2003 represents an additional carry back allowance calculated in our 2002 federal tax return. This carry back claim is a refund of taxes paid in prior periods, which we received in the third quarter 2003.

Consolidated Quarterly Results of Operations
      The following tables summarize our quarterly consolidated results of operations for the seven quarters ended October 2, 2005. In the opinion of our management, these financial data have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results for such periods. The operating results for any quarter are not necessarily indicative of results to be expected for any future periods.

	Quarter Ended

	Apr. 04,	July 04,	Oct. 03,	Dec. 31,	Apr. 03,	July 03,	Oct. 02,
Consolidated Statement of Operations Data:	2004	2004	2004	2004	2005	2005	2005
	(in thousands, except per share data)
	(unaudited)
Net sales	$11,293	$14,303	$15,419	$13,624	$12,792	$15,806	$18,543
Cost of goods sold	8,643	11,035	11,892	9,932	8,277	10,218	11,880

Gross profit	2,650	3,268	3,527	3,692	4,515	5,588	6,663
Selling, general and administrative	2,640	3,098	3,228	2,562	3,444	3,813	4,031
Research, development and engineering	917	981	890	903	772	867	893
Restructuring charges	—	—	1,648	—	—	—	—

Operating income (loss)	(907)	(811)	(2,239)	227	299	908	1,739
Interest income (expense), net	(72)	(84)	(140)	(155)	(132)	(138)	(148)
Other income (expense)	(1)	3	—	(2)	—	—	—

Income (loss) before taxes	(980)	(892)	(2,379)	70	167	770	1,591
Provision for income tax	—	—	—	—	—	—	—

Net income (loss)	$(980)	$(892)	$(2,379)	$70	$167	$770	$1,591

Earnings (loss) per share, diluted	$(0.14)	$(0.12)	$(0.33)	$0.01	$0.02	$0.11	$0.20

Weighted average number of shares outstanding, diluted	7,162	7,187	7,196	7,266	7,291	7,367	7,779

	Quarter Ended

	Apr. 04,	July 4,	Oct. 3,	Dec. 31,	April 3,	July 3,	Oct. 2,
	2004	2004	2004	2004	2005	2005	2005

	(in percentage of revenues)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	76.5%	77.2%	77.1%	72.9%	64.7%	64.6%	64.1%

Gross profit	23.5%	22.8%	22.9%	27.1%	35.3%	35.4%	35.9%
Selling, general and administrative	23.4%	21.6%	20.9%	18.8%	26.9%	24.1%	21.7%
Research, development and engineering	8.1%	6.8%	5.8%	6.6%	6.1%	5.5%	4.8%
Restructuring charges	0.0%	0.0%	10.7%	0.0%	0.0%	0.0%	0.0%

Operating income (loss)	(8.0)%	(5.6)%	(14.5)%	1.7%	2.3%	5.8%	9.4%
Net income (loss)	(8.7)%	(6.2)%	(15.4)%	0.5%	1.3%	4.9%	8.6%

Liquidity and Capital Resources
      As of October 2, 2005, we had $0.6 million in cash and cash equivalents.
      During the nine months ended October 2, 2005, we used net cash resources of approximately $1.5 million for operating activities. This use of cash was primarily the result of an increase in accounts receivable of $6.6 million and an increase in inventory of $0.6 million, offset by an increase in accounts payable of $0.7 million, adding back depreciation and amortization of $0.7 million, an increase in liabilities of $1.3 million, a decrease in other assets of $0.5 million and a net profit of $2.5 million.
      Our accounts receivable increased by $6.6 million or 72% in the nine months ended October 2, 2005. We have increased our accounts receivable reserves by a similar percentage.
      On June 30, 2005, we executed a loan modification agreement on our secured revolving loan agreement that allows for aggregate borrowings, including letters of credit, up to a maximum of $13 million against a borrowing base of secured accounts receivable. We may elect to borrow at interest rates of either the bank’s prime rate or LIBOR plus 2.25%. This loan agreement extends to May 31, 2007 and is subject to maintaining certain financial covenants. At October 2, 2005, borrowings outstanding under this agreement were $3.6 million, with the borrowing base formula permitting aggregate borrowings of approximately $11.4 million. We currently pay interest at a rate of 7.0% under this agreement.
      We have a mortgage note that is secured by our real property in Billerica, Massachusetts. The mortgage note had an outstanding balance at October 2, 2005 of approximately $5.3 million. The mortgage requires monthly payments of $38,269, which includes interest calculated at the rate of 5.42% per annum. This mortgage note payable has a balloon payment of $5.1 million due and payable at maturity on December 26, 2006, if we do not exercise our option to a three-year contractual extension. We are currently evaluating a potential sale-leaseback transaction with respect to our Billerica facility. In such a transaction, we would sell the property and simultaneously lease it back. We also would pay off the mortgage note on the property. Our cash and cash equivalents would increase by the amount for which we sold the property less the repayment of the mortgage note and transaction costs. We would expect higher cash used in operations following a sale-leaseback transaction. However, there is no assurance that we will conclude a sale-leaseback transaction with respect to this facility.
      We had no material commitments for capital expenditures as of October 2, 2005.
      Our business forecasts project that our cash position, cash flow and our working capital line of credit will be sufficient to meet our corporate, operating and capital requirements through 2006.
Recent Accounting Pronouncements
      FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123(R)) was issued in December 2004. SFAS 123(R) replaces SFAS No. 123; Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). SFAS 123(R) requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered within SFAS 123(R) include stock options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123 included a fair-value-based method of accounting for share-based payment transactions with employees, but allowed companies to continue to apply the guidance in APB 25 provided that they disclose in the footnotes to the financial statements the pro forma net income if the fair-value-based method been applied. We currently use the fair value based method for recognition of compensation expense under SFAS 123. SFAS 123(R) requires the use of either the modified prospective application or modified retrospective application transition method. The modified prospective application transition method requires the application of this standard to:

•	all new awards issued after the effective date;

•	all modifications, repurchased or cancellations of existing awards after the effective date; and

•	unvested awards at the effective date.
      For unvested awards, the compensation cost related to the remaining “requisite service” that has not been rendered at the effective date will be determined by the compensation cost calculated currently for disclosure purposes under SFAS 123. We will be adopting the modified prospective application of SFAS 123(R). Based on the current options outstanding, we anticipate the adoption of this statement to result in the recognition of material additional compensation cost in the year of adoption.
      SFAS No. 151, Inventory Costs — An amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004. SFAS 151 reinforces that abnormal levels of idle facility expense, freight, handling costs and spoilage are required to be expensed as incurred and not included in overhead. The statement also requires fixed production overheads be allocated to conversion costs based on the production facility’s normal capacity. The provisions in SFAS 151 are effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on our consolidated financial statements.

BUSINESS
Overview
      We design, manufacture, sell and support thermal processing systems used primarily in printed circuit board assembly, semiconductor packaging and advanced materials processing for energy generation applications. In addition, we produce custom thermal systems that operate at a wide range of temperatures for specialty applications. We believe we are one of the leading suppliers of thermal processing systems to the electronics and energy generation markets.
      Our customers require high throughput, high yield and highly reliable thermal processing systems with tightly controlled temperature and atmosphere parameters. Our convection solder reflow systems are used to attach electronic components to the printed circuit boards, primarily in the advanced high-density surface mount segments of this market. In the semiconductor market, we participate in both wafer level and die level packaging, where our thermal processing systems are used to connect and seal integrated circuits into a package. Our customers in the energy generation market use our thermal systems to process advanced ceramics and metal alloys which are used in fuel cell, solar cell and nuclear fuel applications.
      We sell products worldwide primarily through a direct technical sales force and through independent sales representatives. Our top revenue generating customers in 2004 and the first nine months of 2005 included ASE, BP Solar, Celestica, Corning, Hynix, IBM, Inventec, Jurong High-Tech, Motorola, Ningbo Solar, Nokia, Sagem, Samsung, Solectron and SPIL.
Industry Background

Electronics Markets
      Demand for increasingly sophisticated electronic devices continues, and we expect that new technologies such as wireless networks, next generation cellular phones and personal digital assistants will drive future growth. Other types of electronic equipment are becoming more complex, including data communications equipment such as switches, routers and servers, broadband access products such as cable modems and Ethernet wireless accessories and consumer products such as automobile electronics and digital cameras. Integral to the growth in electronics are advances in technology that result in smaller, lighter and less expensive end products by increasing performance and reducing cost, size, weight and power requirements of electronic assemblies, printed circuit boards and semiconductors. In response to these developments, manufacturers are increasingly employing more sophisticated production and assembly techniques requiring more advanced manufacturing equipment.
      Printed Circuit Board Assembly. In the printed circuit board assembly process, packaged circuits and other components are attached to printed circuit boards. The attachment process, which creates a permanent physical and electrical bond, is called solder reflow or surface mount reflow. Industry observers estimate that the printed circuit board assembly market is growing at approximately 7% per year. In recent years, several of our markets have been implementing legislation that requires lead free solder processing of printed circuit boards and semiconductors. Japan’s lead free implementation deadline is scheduled for January 2006, while the implementation deadline for the European Union is scheduled for July 2006. As manufacturers replace non-compliant thermal processing equipment, these market segments are growing at an increased rate.
      Wafer Level and Die Level Semiconductor Packaging. Semiconductor packaging processes include precision thermal processing steps. In advanced semiconductor packaging, processing takes place at both the wafer level and die level. At the wafer level, deposited solder must be thermally treated to form perfectly spherical “bumps.” At the die level, these bumps allow the integrated circuits to be bonded to the semiconductor package using precise thermal processes. Advancements in the semiconductor industry toward higher chip speeds, smaller form factors and reduced costs are driving the transition to wafer level packaging from the traditional wire bonding technique. Industry observers estimate that the semiconductor packaging market for thermal processing systems is growing at approximately 13% per year.

     Energy Generation Markets
      Our energy generation market consists of three segments: fuel cells, solar cells and nuclear fuel. With the rising cost of fossil fuels and increasing environmental concerns, power generation without the use of fossil fuels is forecast for significant global growth.
      Fuel Cells. Total global commercial fuel cell demand in 2004 was estimated to have been $375 million and is anticipated to grow to $2.6 billion by 2009, and to $13.6 billion by 2014, according to the Freedonia Group report, “World Fuel Cells” released in May 2005. Electric power generation is emerging as the first large-scale commercial application for fuel cells and is forecast to account for more than half of fuel cell product and service demand through 2014. Solid oxide fuel cell (SOFC) technology is the primary technology used for in-home energy generation and large-scale commercial applications.
      Solar Cells. The markets for solar photovoltaics (modules, system components and installation) are estimated to grow from $7.2 billion in 2004 to $39.2 billion by 2014, according to Clean Edge Inc. in its forecast, “Clean Energy Trends 2005” dated March 2005.
      Increasing the cell performance and efficiency is crucial for both fuel cell and solar cell markets. We believe thermal processes with precise temperature and atmosphere control are required to achieve these improvements.
      Nuclear Fuel. The main drivers for the future development of nuclear power are the need to increase electricity supply globally, the elimination of greenhouse gas emissions at the point of power generation and energy independence to lessen shocks of oil supply disruptions. The current expansion and growth prospects for nuclear power are centered in Asia. IAEA statistics show that of the 31 units under construction worldwide, 18 are located in China, India, Japan and South Korea. The production of nuclear fuel requires precision control over atmospheric conditions at high uniform temperatures.
      Across all markets, the need for more versatile, more reliable and more advanced capital equipment persists. In addition, the continued globalization of manufacturing and the shift to low cost regions such as China, particularly by electronics producers, has driven the demand for equipment with a lower cost of ownership.
Technological Challenges
      Thermal processing systems present significant engineering challenges related to temperature control, atmosphere control, product handling, flux containment and disposal, and high system up time. Thermal processing systems must maintain accurate and uniform temperatures within their process chambers. The temperature within the process chamber is influenced by the rate at which components are moved through the system and the weight and density of the product. In addition, the thermal processing system’s heat convection rate must be varied and controlled as components and materials are processed. The chamber must also dispense heat uniformly across the product at precise temperatures to ensure maximum process uniformity. Also, products must be heated and cooled at closely preset rates in order to avoid damage caused by thermal stress. With the increasing use of lead free solder processes, the control window for temperature uniformity has become significantly more critical.
      Another technological challenge for thermal processing systems is achieving precisely controlled atmospheric conditions within the process chamber. In order to facilitate thermal processing without contamination of or damage to the product, many thermal processing systems use a substantially oxygen-free atmosphere of nitrogen or hydrogen in their process chambers. If such gases are used, the entry of contaminating air must be minimized, even though the product enters and exits the system continuously from the ambient atmosphere. Maintaining a pure, safe and controlled atmosphere in the process chamber, while minimizing the consumption of nitrogen or hydrogen gases in order to reduce operating costs, presents significant engineering challenges.
      Handling products in thermal processing systems requires highly reliable conveyance systems that can easily be converted to process a wide variety of products having different specifications, sometimes on side-

by-side tracks through the process chamber. The product handling system must also fully support a wide variety of product sizes.
      The mechanical components in thermal processing systems must operate almost continuously in a demanding, elevated temperature environment with frequent thermal cycles. The use of materials that are resistant to high temperature and thermal stress is important to achieving high reliability.
      In applications using flux, the volatile compounds that are vaporized during the thermal processing cycle must be contained and collected so that they do not condense in the system or damage the environment. The efficient containment, collection and disposal of the flux are important factors in achieving high system up time, high throughput and reliability.
Our Solution
      We deliver a broad range of thermal processing systems to serve the needs of manufacturers that require high throughput, process yields and reliability with tightly controlled process parameters. Our systems are designed to enable our customers to increase throughput and yield for printed circuit board assembly, advanced semiconductor packaging, and energy generation by providing precise atmosphere and temperature control. In addition to the expected high performance of our products, we believe maintaining the quality standards of our organization and our worldwide service and support are important to our success with industry leading global manufacturers.
      We believe our customers continue to choose our products because of the following factors:
      Accurate and Uniform Temperature. Our high rate convection and fully enclosed coil heating modules are designed to provide controlled heating capacities across many different applications, thereby enabling our customers to maximize process uniformity and throughput. In addition, our systems are designed to apply heat uniformly across the product load, which is critical to ensure optimum processing. Heat up and cool down profiles are also closely controlled for process consistency and the protection of product.
      Atmosphere Uniformity and Control. Our thermal processing systems are designed to provide precision control over atmospheric conditions within their process chambers by integrating our gas and physical curtain technologies. Our systems are designed to be capable of excluding virtually all oxygen from the critical process steps to maintain the safety and integrity of the process chamber atmosphere. In addition, our systems are intended to minimize the consumption of nitrogen or hydrogen, thereby reducing the operating cost of maintaining the atmosphere.
      Repeatability from System to System. We design our systems with a goal of providing a high degree of repeatability from system to system through our atmosphere and temperature controls and the expected reliability of our systems. This repeatability is achieved through our industry leading closed loop convection technology that is intended to ensure the same convection rate regardless of change in altitude or temperature. This is a critical attribute because our customers must achieve uniform manufacturing performance in plants located throughout the world.
      Processing Flexibility. Major electronics manufacturers process many sizes of printed circuit boards and often need rapid product changeover capabilities. Our systems can process printed circuit boards of different sizes with minimal or no reconfiguration. Rapid changeover reduces down time and increases manufacturing volume. In addition, our high temperature products can be configured for multiple process applications allowing for versatility in materials manufacturing.
      Reliability. Our customers place a high premium on reliability. Reliability is a major contributor to low cost of ownership because high up time can increase the productivity and efficiency of an entire production line. We believe our systems are the most reliable advanced thermal processing systems in the world.

      Systems Integration. We provide fully integrated systems that include automated handling of our products, as well as full software integration with our customers’ factory management systems. This allows our customers to monitor and analyze the process in real time from a central location.
      Worldwide Customer Support. Our goal is to provide our customers with global technical service support, in depth process engineering support and rapid delivery of our systems and parts. We provide our customer support through our on-site direct service organization and our independent sales and service representatives, supplemented with twenty-four hours a day, seven days a week telephonic support and extensive customer training programs.
Our Strategy
      Our objective is to be the leading provider of thermal processing systems to the electronics and energy generation markets. To achieve this goal and maximize value for our shareholders, our strategy is comprised of the following elements:

•	Further penetrate existing markets and customers by developing innovative products with a low cost of ownership and by offering exceptional customer support;

•	Continue to focus on cost reduction initiatives, including the improvement of our global supply chain and reduction in materials costs;

•	Expand our low-cost manufacturing and engineering operations in China;

•	Deepen relationships with key partners to facilitate product development for next generation technologies, particularly in the rapidly growing energy generation market; and

•	Capitalize on lead-free solder process requirements to drive sales growth in the printed circuit board assembly and semiconductor packaging markets by providing products of superior performance, flexibility and value.
Products
      We supply a broad range of thermal processing systems for the electronics and energy generation markets. Our products are used for such applications as printed circuit board assembly, semiconductor packaging and advanced material processing of products used in energy generation. In addition, we have custom product engineering capabilities that allow us to design specific products for unique applications, typically involving high temperatures.
     Electronics Markets
      Printed Circuit Board Assembly. We currently sell thermal processing systems used in the solder reflow and cure stages of printed circuit board assembly. Our printed circuit board assembly products are used primarily in the advanced high-density segments of the market, which utilize surface mount technology.
      Our Pyramax family of convection reflow systems is designed on a single platform to be rapidly configurable, which is intended to reduce the product build cycle and allow us to meet customer demands for shorter delivery lead times. We believe Pyramax products offer our customers reduced capital cost, lower nitrogen consumption and reduced scheduled maintenance cycles.
      Pyramax provides increased process flexibility due to its ability to process printed circuit boards up to 24 inches wide. Rated up to 400°C, these products are designed to be capable of operating in air or nitrogen atmospheres and to have increased convection flow for greater performance and lead free processes. Pyramax utilizes impingement technology to transfer heat to the substrate. These systems are offered in 7-zone and 10-zone heated lengths and are capable of processing lead-free solder. They generally range in price from $40,000 to $150,000.

      The market need for lead free solder reflow presents a unique problem by raising the process temperature critically close to the destruct temperature of the components that are being attached. Pyramax’s unique closed loop convection control is designed to provide a repeatable tight temperature window optimized for lead free solder reflow.
      The solder reflow process requires the thermal processing system to manage flux residues eliminated during the processing of the printed circuit boards. Pyramax thermal processing systems are equipped with a patented flux management system structured to isolate the flux outside the main process chamber, thereby helping to maintain the integrity of the atmosphere and facilitate easy disposal.
      Wafer Level and Die Level Semiconductor Packaging. We sell several systems for the thermal processes used in advanced semiconductor packaging.
      Flip chip reflow provides the physical and electronic bond of the semiconductor device to its package. The Paragon and Pyramax families of convection reflow systems, utilizing our closed loop convection technology, rate at up to 400°C and operate in air or nitrogen atmospheres. These products utilize impingement technology to transfer heat to the substrate. Using thermal power arrays of five-kilowatt heaters, it can process substrates in dual track configurations, thereby enabling our customers to double production without increasing the machine’s footprint. These products are available in three models based on the heated lengths of thermal processing chambers. Heated length is based on the required production rate and loading requirements. The products generally range in price from $70,000 to $180,000.
      Our TCAS series of continuous belt thermal processing systems is rated up to 800°C and is designed for wafer bump reflow. It can operate in a variety of controlled atmospheres including hydrogen, using patented gas barrier technology designed to achieve a safe and high purity hydrogen atmosphere. Our TCAS systems generally range in price from $300,000 to $1.2 million for a fully integrated 300mm system.
      We offer fully integrated systems for flux coating and reflow of 200mm and 300mm wafers. The 300mm systems are designed to be fully compliant with I300i protocol and with SEMI S2 and S8 standards. These integrated systems include commercial robotics with FOUP handling, fluxing stations, reflow soldering systems and generally range in price from $500,000 to $1.2 million.
     Energy Generation Markets
      The processing of advanced materials used in non-fossil fuel power generation applications is a significant target market. The rising cost of fossil fuels and environmental concerns have increased demand for power generation without the use of fossil fuels. For power generation applications, we serve the solar cell, fuel cell and nuclear fuel markets. We support our worldwide energy customers through our global sales and service network.
      Fuel Cells. We offer a range of products used primarily in the manufacturing of SOFCs. Typical processes performed by our equipment in this market are drying, sintering, co-firing and glass to metal sealing. In addition to supplying individual systems, we offer complete turnkey systems for the manufacture of fuel cell components. Drying applications are processed in our CHT Series convection drying systems. Sintering and co-firing applications can be in excess of 1500°C. Our Convection Batch and Pusher furnaces are used for these processes. These systems generally range in price from $175,000 to $1.0 million.
      Solar Cells. We offer continuous furnaces for solar cell manufacturing. Processes for this application include diffusion, anti-reflective coatings and thick film silver contact firing. Our Quartz TQ Series muffle furnaces are used for phosphorous diffusion. Our Atmosphere Pressure Chemical Vapor Deposition furnaces are used in the deposition of anti-reflective coatings. Our Infrared IR Series tungsten lamp furnaces are used for rapid thermal processing of silver contact applications. These systems generally range in price from $180,000 to $500,000.
      Nuclear Fuels. We offer systems for sintering fuel. These processes operate at temperatures in the range of 1750°C in a hydrogen reduction atmosphere. Our most important product for this market is our patented Walking Beam system designed for high volume manufacture of nuclear fuels. It uses a walking beam transport system to eliminate friction associated with advanced thermal processing systems that use pusher technology. Walking Beam systems are used to sinter gadolinium and uranium pellets used for nuclear fuel generation. These systems generally sell for up to $2.5 million.
Customers
      Many of our principal customers are large-volume global manufacturers that use our products in multiple facilities worldwide. Our top revenue generating customers in 2004 and the first nine months of 2005 included ASE, BP Solar, Celestica, Corning, Hynix, IBM, Inventec, Jurong Hi-Tech, Motorola, Ningbo Solar, Nokia, Sagem, Samsung, Solectron and SPIL. In 2004, no customer accounted for more than 10% of net sales.
Sales, Marketing and Support
      We market and sell our products primarily through our direct sales force and independent sales representatives throughout the world. Our sales and marketing team is responsible for evaluating the marketplace, generating leads and creating sales programs and literature. Our on-site direct service organization and our independent sales representatives provide ongoing support to customers using our products. These services include implementing continuous improvement tools related both to the cost of our products and to their technical performance. Our strong global support infrastructure allows us to market future sales within our current customer base and contributes to our competitive position. Our management and sales teams participate in periodic trade conventions, through which we aggressively market our products to potential customers.
      We market our systems and services globally. In 2004, approximately 75% of our net sales originated outside the U.S., with 52% in the Asia Pacific region, 20% in the Europe and Near East region, and 3% in the Other Americas. In the nine months ended October 2, 2005, approximately 83% of our net sales originated outside the U.S., with 51% in the Asia Pacific region, 26% in the Europe and Near East region and 6% in the Other Americas.
Research, Development and Engineering
      Our research, development and engineering efforts are directed toward enhancing existing products and developing our next generation of products. Our research, development and engineering expense in 2004 was focused on the development of integrated solutions for wafer bump reflow, development of our convection batch furnace for ceramics and fuel cells, the expansion of our Pyramax solder reflow platform and in support of custom design solutions.
      We have a license and joint development agreement with Boston University focused on optimizing processes and materials used to manufacture solid oxide fuel cells (SOFCs). This program targets challenges that affect planar SOFC manufacturing costs, such as one-step co-firing, lower sintering temperatures and faster binder removal. We believe that this process development program, if successful, will help drive our thermal processing systems solutions for the SOFC market.
      Close working relationships between our key customers and our product engineering teams enable us to incorporate our customers’ feedback and needs into our product development efforts. We have integrated our product design, manufacturing, engineering and after sales support documentation in support of the new product introduction process and lowered research, development and engineering costs.
Manufacturing and Suppliers
      Our principal manufacturing operations consist of final assembly, systems integration and testing at our facilities in North Billerica, Massachusetts and Shanghai, China. We outsource the manufacture of many of our subsystems to a number of key suppliers and attempt to maintain close relationships with them while also maintaining qualified alternative suppliers in the event we exceed the capacity of our key suppliers or otherwise lose access to these suppliers and to maintain a cost down focus. In 2004, we established an engineering and manufacturing facility in Shanghai, China for our printed circuit board products as well as local sourcing of materials.
      In the past year, we have substantially improved our global supply chain and reduced our material costs. These efforts have resulted in a major improvement in gross margins in the Pyramax product line. In this effort, we have upgraded and reorganized our operations organization in the U.S. In addition, we have broadened our supply base in China. We have leveraged our presence there to widen the base of suppliers for the Pyramax family of reflow soldering equipment.
      Continuous improvement in the supply chain is a key strategic imperative. We have established a global sourcing organization, based in China, to further develop high quality, cost effective suppliers throughout the world.
      We continue to invest in software and capital equipment related to our information technology infrastructure and customer support. We have outsourced the manufacture of most of our significant component systems thereby reducing cycle time and increasing our inventory turnover. We seek to adhere closely to the principles of total quality management and have been ISO 9001 certified since 1998 and converted to ISO 9000:2000 in October 2003. Our customers, suppliers and employees are encouraged to provide feedback and suggestions for improvements in products and services.
Intellectual Property
      We seek to protect our intellectual property by filing patents on proprietary features of our advanced thermal processing systems and by challenging third parties that we believe infringe on our patents. We also protect our intellectual property rights with nondisclosure and confidentiality agreements with employees, consultants and key customers and with our trademarks, trade secrets and copyrights. As a global supplier of equipment, we recognize that the laws of certain foreign countries may not protect our intellectual property to the same extent as the laws of the U.S.
      We license software programs from third party developers and incorporate them into our products. Generally, these agreements grant us non-exclusive licenses to use the software and terminate only upon a material breach by us. We believe that such licenses are generally available on commercial terms from a number of licensors.
Competition
      Several companies compete with us in selling thermal processing systems. Although price is a factor in buying decisions, we believe that technological leadership, process capability, throughput, environmental safeguards, uptime, mean time-to-repair, cost of ownership and after-sale support have become increasingly important factors. We compete primarily on the basis of these criteria, rather than on the basis of price.
      Our principal competitors for printed circuit board assembly equipment and advanced semiconductor packaging vary by product application. Our principal competitors for solder reflow systems are Vitronics-Soltec, Heller, Furakawa, ERSA, Rehm and Electrovert. Our principal competitors for advanced semiconductor packaging are Sikama, SEMIgear and Heller. Our systems for the energy generation markets and other applications compete primarily against products offered by SierraTherm, RTC, Centrotherm and Harper. We also face competition from emerging low cost Asian manufacturers and established European manufacturers.
Employees
      As of October 2, 2005, we had 298 employees, of whom 63 are engaged in sales, marketing and service, 28 in research, development and engineering, 28 in finance and administration and 179 in operations. Of these employees, 139 reside outside of the U.S. None of our employees are represented by a collective bargaining agreement, and we believe that we have satisfactory relations with our employees.

Facilities
      We maintain our headquarters in North Billerica, Massachusetts, where we own a 150,000 square foot facility. We also operate a leased manufacturing and engineering facility in Shanghai, China. We currently run our manufacturing facilities on a multi-shift basis. We believe that our plants in the U.S. and China provide sufficient manufacturing capacity into the foreseeable future.
      In England, we lease a facility for our European and Near East sale and service operations. We also rent office space in Paris, France. In the Asia Pacific region, we lease sales and service offices in Shanghai and Beijing, China; Singapore; Penang, Malaysia; and Cavite, Philippines.

MANAGEMENT
      The following table lists our directors and executive officers and their ages as of October 2, 2005:

Name	Age	Position

Paul J. van der Wansem	66	Chairman and Chief Executive Officer
Thomas P. Kealy	63	Vice President, Chief Accounting Officer and Corporate Controller
James M. Griffin	48	Vice President, Global Sales and Service and Corporate Officer
Thomas F. Nash	52	Vice President, Global Operations and Marketing and Corporate Officer
John E. Beard	73	Director
Dr. Jeffrey Chuan Chu	86	Director
J. Samuel Parkhill	68	Director
Joseph F. Wrinn	52	Director
G. Mead Wyman	65	Director
      Paul J. van der Wansem, the Chairman of our board of directors since 1979, returned as our Chief Executive Officer in October 2004 after a two-year hiatus. He previously served as our Chief Executive Officer from 1979 to July of 2002. From December 1977 to 1981, he served as Vice President of Holec, N.V., a Dutch electronics company, and from 1978 through 1981 he was President of Holec (USA), Inc. From 1973 to 1977, Mr. van der Wansem worked as a Management Consultant for the Boston Consulting Group, Inc., and from 1970 through 1973, Mr. van der Wansem worked as an Adjunct Director of First National City Bank in Amsterdam and New York. Mr. van der Wansem received an undergraduate degree in automotive engineering from Bromsgrove College, England, and holds an M.B.A. from IMD, Switzerland.
      Thomas P. Kealy has been our Vice President, Corporate Controller and Chief Accounting Officer since February 1991. He has also been our Corporate Controller since joining us in July 1985. Prior to 1985, Mr. Kealy served for 14 years in various financial management positions, including Division Controller for Polaroid Corporation. Earlier he was the Corporate Controller for Coro, Inc. and Lebanon, Inc. Mr. Kealy holds a B.S. in Finance and Accounting from Bentley College and an M.B.A. from Clark University.
      James M. Griffin has been our Vice President Global Sales and Service since April 2005. Previously, Mr. Griffin was our Vice President Sales-Americas, and has held a number of positions within our sales organization. He has been with us for 22 years. Mr. Griffin attended Worcester Polytechnic Institute in the mechanical engineering program.
      Thomas F. Nash, our Vice President, Global Operations and Marketing, joined us as Vice President of Marketing in January 2004. Mr. Nash manages our global operations. He is also responsible for surface mount technology engineering, product development and marketing. From 1998 to 2003, Mr. Nash served as President of CIMCIS, Ltd., a supplier of real-time process control software. Mr. Nash previously held positions in general management, sales, marketing management and product development at Black & Decker Corporation and Vitronics Corporation. He holds a B.S. from Boston College and an M.B.A. from Babson College.
      John E. Beard graduated from Williams College in 1954 and from Harvard Law School in 1957. He joined the law firm Ropes & Gray in 1957 and became a partner in 1967. Mr. Beard has represented companies like Reebok and Timberland in consumer-branded merchandise and EMC and Millipore in high-technology products and services. Mr. Beard has assisted private equity buyers in acquiring businesses using multi-tiered financing structures, and has represented companies in establishing and operating joint ventures and other strategic partnerships. After serving as our Corporate Secretary since 1981, Mr. Beard joined our board of directors in June 2002.

      Jeffrey Chuan Chu has served as a Consultant to SRI and BTU since 1986. He has been a member of our board of directors since 1991. He is an Adjunct Professor at Jiao Tong and Sandong University, both of China, and is Advisor to the Chairman, Science & Technology Commission, China. Previously he was the Chairman and CEO at Santec Corporation, Executive Vice President of Wang Laboratories, Vice President at Honeywell Information Systems, Inc., and Chief Engineer at Univac Division of Sperry & Rand. He received his B.A. from the University of Shanghai, B.S. from the University of Minnesota, M.S. from the University of Pennsylvania, D.Sc. from Fournier Institute of Technology.
      J. Samuel Parkhill joined our board of directors in 2004. Mr. Parkhill joined The Hall Corporation (formerly The Stackpole Corporation), a privately held company formerly involved in manufacturing operations, in 1983, became its COO in 1985 and CEO in 1994. Prior to 1983 Mr. Parkhill held various executive and legal positions with Ionics, Inc., Waters Corporation and Eastern Gas and Fuel Associates. Mr. Parkhill holds a B.A. from Williams College, a J.D. from Boston University (Law Review) and attended the Advanced Management Program at the Harvard Business School.
      Joseph F. Wrinn has been a member of our board of directors since 1999. Mr. Wrinn is a Vice President at Teradyne, Inc, and he has held general management and engineering management positions during his career with Teradyne, which spans over 30 years. Mr. Wrinn holds a Bachelors Degree from MIT, and an M.B.A. from Boston University.
      G. Mead Wyman joined our board of directors in 2004. He retired in 2002 as Senior Vice President, Treasurer and CFO of Mercury Computer,a position he has held since 1996. Previously he held executive positions at a.o. Dataware Technologies, Lotus Development Corporation and Prime Computer and was a general partner in Hambrecht and Quist Venture Partners. Mr. Wyman also serves on the board of directors at Grupo Guayacan, Inc., a Puerto Rico based non-profit private equity management company, and Strategic Lumber Resources Inc., a private company in the pre-finishing of lumber used in the construction industry. Mr. Wyman holds a B.S. in chemical engineering from MIT and an M.B.A. from Harvard Business School.

DESCRIPTION OF CAPITAL STOCK
General
      The following summary of the terms of our capital stock is subject to and qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which are on file with the Securities and Exchange Commission (“SEC”) as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.
      We have authority to issue 30,000,000 shares of stock: 25,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of November 11, 2005, we had 7,621,771 shares of common stock outstanding, and no shares of preferred stock outstanding.
Common Stock
      Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the board may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not subject to conversion or redemption. Each outstanding share of common stock offered by this prospectus will, when issued, be fully paid and nonassessable.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
      We currently have authorized 5,000,000 shares of preferred stock that are undesignated and not issued or outstanding as of the date of this prospectus. Under Delaware law and our certificate of incorporation, our board of directors is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series. Subject to limitations prescribed by Delaware law and our certificate of incorporation and by-laws, our board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, voting powers, qualifications, and special or relative rights or privileges of that series. These may include provisions concerning voting, redemption, dividends, dissolution or the distribution of assets and other subjects or matters as may be fixed by resolution of the board or an authorized committee of the board.
      Our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of our common stock might believe to be in their best interests or in which holders of some, or a majority, of our common stock might receive a premium for their shares over the then market price of those shares.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR
CERTIFICATE OF INCORPORATION AND BY-LAWS
      The following paragraphs summarize certain provisions of the Delaware General Corporation Law and our certificate of incorporation and by-laws. The summary is subject to and qualified in its entirety by reference to the Delaware General Corporation Law and to our certificate of incorporation and by-laws, copies of which are on file with the SEC. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.
Delaware Law
      Section 203 of the Delaware General Corporation Law is applicable to corporate takeovers of Delaware corporations. Subject to exceptions enumerated in Section 203, Section 203 provides that a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, though some shares may be excluded from the calculation; and

•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and by the affirmative votes of holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
      Except as specified in Section 203, an interested stockholder is generally defined to include any person who, together with any affiliates or associates of that person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, any time within three years immediately prior to the relevant date. Under some circumstances, Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. Our certificate of incorporation and by-laws do not exclude BTU International from the restrictions imposed under Section 203. We expect that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of BTU International, which could depress the market price of our stock and which could deprive stockholders of opportunities to realize a premium on shares of our stock held by them.
Certificate of Incorporation and By-Law Provisions
      Our certificate of incorporation and by-laws contain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. Our certificate of incorporation, for example, precludes stockholder action by written consent. In addition, our certificate of incorporation requires the affirmative vote of holders of two-thirds of the outstanding shares of common stock to approve a merger, a sale of substantially all our assets and similar transactions, as well as amendments to our restated certificate of incorporation.

UNDERWRITING
      We have entered into an underwriting agreement with Needham & Company, LLC. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us all the shares offered pursuant to this prospectus.
      The underwriter has advised us that it proposes to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriter may offer shares to securities dealers at that public offering price less a concession of up to $0.43 per share. The underwriter may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the underwriter.
      We have granted an option to the underwriter to purchase up to 187,500 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriter may exercise this option only to cover over-allotments made in connection with this offering.
      The following table shows the per share and total underwriting discount to be paid to the underwriter by us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

		Total No	Total Full
	Per Share	Exercise	Exercise

Paid by BTU	$0.715	$893,750.00	$1,027,812.50
      We estimate that the total expenses of the offering, excluding the underwriting discounts will be approximately $400,000.
      The underwriting agreement provides that we will indemnify the underwriter against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriter may be required to make in respect thereof.
      We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC. This agreement does not apply to the issuance of additional options or shares under our stock option or employee stock purchase plans or the issuance of up to 100,000 shares pursuant to an acquisition of assets. Subject to customary exceptions, our directors and executive officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Needham & Company, LLC, except that one executive officer may sell up to 50,000 shares after 60 days after the date of this prospectus. Needham & Company, LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.
      In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriter may bid for, and purchase, common stock in the open market. The underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
      The underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.
      Finally, the underwriter may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.
      These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NASDAQ National Market or otherwise.
      In connection with this offering, the underwriter or its affiliates may engage in passive market making transactions in our common stock on the NASDAQ National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.
      Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.
      The underwriter and its affiliates have in the past provided, and may in the future provide, investment banking and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

NOTICE TO INVESTORS
European Economic Area
      With respect to each Member State of the European Economic Area which has implemented Directive 2003/71/ EC, including any applicable implementing measures, or the Prospectus Directive, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year, (b) a total balance sheet of more than 43,000,000 and (c) an annual net turnover of more than 50,000,000, as shown in its annual or consolidated accounts; or

•	in any other circumstances which do not require publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
United Kingdom
      Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
The Netherlands
      Shares of our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the shares, and this prospectus or any other offering material relating to the shares may not be considered an offer or the prospect of an offer to sell or exchange the shares.

VALIDITY OF COMMON STOCK
      The validity of the shares of common stock offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Certain legal matters for the underwriter will be passed upon by Goodwin Procter LLP, Boston, Massachusetts.
EXPERTS
      The financial statements incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of Vitale, Caturano & Company, Ltd., independent registered public accountants given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the SEC. Please call the SEC at 800-SEC-0330 for further information on the operation of its Public Reference Room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We have “incorporated by reference” into this prospectus certain information we have filed, or will file, with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus, except as modified or superseded.
      We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

•	our annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005 (File no. 000-17297);

•	our quarterly report filed on Form 10-Q for the fiscal quarter ended April 3, 2005, filed with the SEC on May 18, 2005 (File no. 000-17297);

•	our quarterly report filed on Form 10-Q for the fiscal quarter ended July 3, 2005, filed with the SEC on August 17, 2005 (File no. 000-17297);

•	our quarterly reported filed on Form 10-Q for the fiscal quarter ended October 2, 2005, filed with the SEC on November 16, 2005 (Filed no. 000-17297);

•	our current reports on Form 8-K, and any amendments filed for the purpose of updating such reports, filed with the SEC on February 18, 2005, March 3, 2005, March 14, 2005, April 22, 2005, June 21, 2005, July 22, 2005, October 21, 2005 and December 9, 2005 (File no. 000-17297);

•	the portions of our proxy statement on Schedule 14A filed with the SEC on April 28, 2005 (File no. 000-17297) that are incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005;

•	the description of our common stock contained in our Registration Statement on Form S-1 filed with the SEC on October 7, 1988 (File no. 033-24882);

•	future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial filing of the registration statement of which this prospectus forms a part but prior to the termination of the offering of the common stock.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:
BTU International, Inc.
23 Esquire Road
North Billerica, MA 01862
(978) 667-4111

BTU INTERNATIONAL, INC.

BTU INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	October 2,	December 31,
	2005	2004

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$581	$372
Accounts receivable, net	15,754	9,170
Inventories	13,922	13,354
Other current assets	791	646

Total current assets	31,048	23,542

Property, plant and equipment, net	2,177	2,689
Other assets, net	161	827

Total assets	$33,386	$27,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$180	$173
Borrowing under line of credit	3,589	2,185
Accounts payable	6,068	5,417
Accrued expenses	4,359	2,831

Total current liabilities	14,196	10,606
Long-term debt, less current portion	5,153	5,289
Long-term deferred compensation	283	512

Total liabilities	19,632	16,407

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $1.00 par value — 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value — 25,000,000 shares authorized; 8,582,155 shares issued and 7,433,145 shares outstanding at October 2, 2005 and 8,356,448 shares issued and 7,207,438 shares outstanding at December 31, 2004	86	83
Additional paid in capital	23,226	22,529
Deferred compensation	(53)	—
Accumulated deficit	(5,447)	(7,975)
Treasury stock, at cost	(4,177)	(4,177)
Accumulated other comprehensive income	119	191

Total stockholders’ equity	13,754	10,651

Total liabilities and stockholders’ equity	$33,386	$27,058

The accompanying notes are an integral part of the consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended

	October 2,	October 3,	October 2,	October 3,
	2005	2004	2005	2004

	(unaudited)
Net sales	$18,543	$15,419	$47,141	$41,014
Cost of goods sold	11,880	11,892	30,375	31,570

Gross profit	6,663	3,527	16,766	9,444
Operating expenses
Selling, general and administrative	4,031	3,228	11,288	8,965
Research, development and engineering	893	890	2,532	2,788
Restructuring charges	—	1,648	—	1,648

Operating income (loss)	1,739	(2,239)	2,946	(3,957)
Interest income	—	2	2	5
Interest expense	(148)	(142)	(420)	(302)
Other income, net	—	—	—	3

Income (loss) before provision for income taxes	1,591	(2,379)	2,528	(4,251)
Provision for income taxes	—	—	—	—

Net income (loss)	$1,591	$(2,379)	$2,528	$(4,251)

Income (loss) per share:
Basic	$0.22	$(0.33)	$0.35	$(0.59)
Diluted	$0.20	$(0.33)	$0.34	$(0.59)
Weighted average number of shares outstanding:
Basic shares	7,383,503	7,196,023	7,282,603	7,181,381
Effect of dilutive options	395,873	—	219,674	—

Diluted shares	7,779,376	7,196,023	7,502,277	7,181,381

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

						Accumulated
		Additional				Other
	Common	Paid-In	Deferred	Retained	Treasury	Comprehensive
	Stock	Capital	Comp.	Deficit	Stock	Income	Total

	(unaudited)
Nine months ended October 2, 2005
Balance at December 31, 2004	$83	$22,529	$—	$(7,975)	$(4,177)	$191	$10,651
Net income	—	—	—	2,528	—	—	2,528
Exercise of stock options	3	697	—	—	—	—	700
Translation adjustment	—	—	—	—	—	(72)	(72)
Deferred compensation	—	—	(53)	—	—	—	(53)

Balance at October 2, 2005	$86	$23,226	$(53)	$(5,447)	$(4,177)	$119	$13,754

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Three Months Ended		Nine Months Ended

	October 2	October 3	October 2	October 3
	2005	2004	2005	2004

	(unaudited)
Net income (loss)	$1,591	$(2,379)	$2,528	$(4,251)
Other comprehensive income (loss):
Foreign currency translation adjustment	20	(18)	(72)	(156)

Comprehensive income (loss)	$1,611	$(2,397)	$2,456	$(4,407)

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended

	October 2,	October 3,
	2005	2004

	(unaudited)
Cash flows from operating activities:
Net income (loss)	$2,528	$(4,251)
Adjustments to reconcile net cash used in operating activities:
Depreciation and amortization	731	694
Loss on disposal of fixed assets	19	—
Stock based compensation	(53)	18
Net change in operating assets and liabilities:
Accounts receivable	(6,584)	(8,375)
Inventories	(568)	(6,703)
Other current assets	(145)	(217)
Other assets	611	520
Accounts payable	652	4,407
Accrued expenses	1,528	1,491
Deferred compensation	(229)	321

Net cash used in operating activities	(1,510)	(12,095)

Cash flows from investing activities:
Purchases of property, plant and equipment, net	(183)	(198)

Net cash used in investing activities	(183)	(198)

Cash flows from financing activities:
Principal payments under loan and capital lease agreements	(129)	(96)
Net borrowings under revolving credit agreement	1,403	6,489
Proceeds from the exercise of stock options	700	151

Net cash provided by financing activities	1,974	6,544

Effects of exchange rates on cash	(72)	(156)

Net increase (decrease) in cash and cash equivalents	209	(5,905)
Cash and cash equivalents, beginning of period	372	6,659

Cash and cash equivalents, end of period	$581	$754

Supplemental disclosure of cash flow information:
Cash paid during the periods for:
Interest	$420	$302
Income taxes	$67	$—
The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(1)	Basis for Presentation
      The consolidated balance sheet, financial information and related disclosures as of December 31, 2004, have been derived from our consolidated financial statements, which have been audited as of that date. The consolidated balance sheet as of October 2, 2005 and the related consolidated statements of operations and the consolidated statements of stockholders’ equity and comprehensive income for the three and nine months ended October 2, 2005 and October 3, 2004 are unaudited. The consolidated statements of cash flows for the nine months ended October 2, 2005 and October 3, 2004 are unaudited. In the opinion of management, all adjustments necessary for the fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for the full year. These financial statements do not include all disclosures associated with annual financial statements, and accordingly, should be read in conjunction with the footnotes contained in the Company’s consolidated financial statements as of, and for the year ended December 31, 2004, together with the auditors’ report, included in the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.

(2)	Inventories
      Inventories at October 2, 2005 and December 31, 2004 consisted of (in thousands):

	October 2,	December 31,
	2005	2004

Raw materials and manufactured components	$8,494	$7,972
Work-in-process	3,538	3,770
Finished goods	1,890	1,612

	$13,922	$13,354

(3)	Debt
      Long-Term Debt at October 2, 2005 and December 31, 2004 consisted of (in thousands):

	October 2,	December 31,
	2005	2004

Mortgage note payable	$5,315	$5,440
Capital lease obligations	18	22

	5,333	5,462
Less — current maturities	180	173

	$5,153	$5,289

      The mortgage note payable is secured by the Company’s land and building in Billerica, MA and requires monthly payments of $38,269, including interest at 5.42%. This mortgage note payable has a balloon payment of $5.1 million due and payable at maturity on December 26, 2006, if the Company does not exercise its option to a three-year contractual extension. On June 30, 2005, the Company executed a loan modification agreement on its secured revolving loan agreement that allows for aggregate borrowings, including letters of credit, up to a maximum of $13 million against a borrowing base of secured accounts receivable. The Company may elect to borrow at interest rates of either the bank’s prime rate or LIBOR plus 2.25%. This loan agreement extends to May 31, 2007 and is subject to maintaining certain financial covenants. At October 2, 2005 borrowings outstanding under this agreement were $3.6 million with the borrowing base formula permitting aggregate borrowings of approximately $11.4 million.

BTU INTERNATIONAL, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Earnings Per Share (EPS)
      Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period, using the treasury stock method. Options outstanding, which were not included in the determination of diluted EPS for the three and nine months ended October 3, 2004 because they were anti-dilutive due to the Company reporting a loss, were 1,148,939. In addition, for the three and nine months ended October 2, 2005, 144,484 and 176,989 shares respectively, of common stock issuable relative to stock options had exercise prices per share that exceeded the average market price of the Company’s common stock and were excluded from the calculation of the diluted shares since their inclusion would be anti-dilutive.
      The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized related to the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for the awards under these plans consistent with SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net income (loss) and net income (loss) per share would be the pro forma amounts indicated below (in thousands, except per share data):

	Three Months Ended		Nine Months Ended

	October 2,	October 3,	October 2,	October 3,
	2005	2004	2005	2004

Net income (loss):
As reported	$1,591	$(2,379)	$2,528	$(4,251)
Pro forma	$1,477	$(2,472)	$2,187	$(4,530)
Income (loss) per basic share:
As reported	$0.22	$(0.33)	$0.35	$(0.59)
Pro forma	$0.20	$(0.34)	$0.30	$(0.63)
Income (loss) per diluted share:
As reported	$0.20	$(0.33)	$0.34	$(0.59)
Pro forma	$0.19	$(0.34)	$0.29	$(0.63)

(5)	Segment Reporting
      Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single business segment called thermal processing capital equipment.
      The thermal processing capital equipment segment consists of the designing, manufacturing, selling and servicing of thermal processing equipment and related process controls for use in the electronics, energy generation and other industries. This business segment includes the supply of equipment used in a number of process steps to produce electronic devices such as: solder reflow systems used for surface mount applications in printed circuit board assembly, integrated circuit packaging and sealing; and processing multi-chip modules. In addition, the thermal process equipment is used in several process steps for alternative energy generation such as: sintering nuclear fuel for commercial power generation; metallization and diffusion of photovoltaic solar cells and the doping and firing of solid oxide fuel cells (SOFC). The business segment’s customers are multinational original equipment manufacturers and electronic manufacturing service providers.

BTU INTERNATIONAL, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenue by geographic location is as follows (in thousands):

	Three Months Ended		Nine Months Ended

	October 2,	October 3,	October 2,	October 3,
	2005	2004	2005	2004

Asia Pacific	$9,849	$7,189	$24,130	$21,455
United States	2,647	4,720	7,975	9,894
Europe and Near East	5,214	2,904	12,263	8,463
Other Americas	833	606	2,773	1,202

	$18,543	$15,419	$47,141	$41,014

      Long-lived assets by geographic location are as follows (in thousands):

	October 2,	December 31,
	2005	2004

United States	$2,049	$3,364
Asia Pacific	289	152

	$2,338	$3,516

(6)	Revenue Recognition
      The Company recognizes revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” as updated by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, shipment has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Under these requirements, when the terms of sale include customer acceptance provisions, and compliance with those provisions has not been previously demonstrated, revenues are recognized upon acceptance. Furthermore, revenues for products that require installation for which the installation is essential to functionality or is not deemed inconsequential or perfunctory are recognized upon completion of installation. Revenues for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon shipment with estimated installation and warranty costs accrued.
      Applying the requirements of SAB No. 101 to future sales arrangements used in the Company’s equipment sales may result in the deferral of the revenue for some equipment sales.
      The Company also has certain sales transactions for projects that are not completed within the normal operating cycle of the business. These contracts are accounted for on a percentage completion basis. Under the percentage completion method, revenues are recognized based upon the ratio of costs incurred to the total estimated costs. Revisions in costs and profit estimates are reflected in the period in which the facts causing the revision become known. Provisions for total estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined.
      For the three and nine months ended October 2, 2005, there was $1,639,256 and $2,338,046, respectively of revenue recognized using the percentage of completion method. For the nine months ended October 3, 2004, there was $1,570,165 of revenue recognized using the percentage of completion method.
      At October 2, 2005, there are no post shipment obligations that could impact revenue recognition.
      The Company accounts for shipping and handling costs billed to customers in accordance with the Emerging Issues Task Force (EITF) Issue 00-10 “Accounting for Shipping and Handling Fees and Cost.”

BTU INTERNATIONAL, INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Amounts billed to customers for shipping and handling costs are recorded as revenues with the associated costs reported as cost of goods sold.

(7)	Product Warranty Costs
      The Company provides standard warranty coverage for parts and labor for 12 months and special extended material only coverage on certain other products. The Company sets aside a reserve for anticipated warranty claims based on revenue. The reserve for warranty covers the estimated costs of material, labor and travel. Actual warranty claims incurred are charged to expense. Factors that affect the Company’s product warranty liability include the number of installed units, the anticipated cost of warranty repairs and historical and anticipated rates of warranty claims.
      The following table reflects changes in the Company’s accrued warranty account during the nine months ended October 2, 2005 (in thousands):

Beginning balance, December 31, 2004	$635
Plus: accruals related to new sales	706
Less: warranty claims incurred	(443)
Less: reversal of excess requirements	(159)

Ending Balance, October 2, 2005	$739

(8)	Recent Accounting Pronouncements
      In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004),“Share-Based Payment”. Statement 123(R) will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company will be required to apply Statement 123(R) in our financial statements in the first quarter of fiscal 2006. The Company is currently evaluating the financial statement impact of the adoption of Statement 123(R).
      In November 2004, the FASB issued SFAS No. 151 “Inventory Costs”, an amendment of ARB No. 43, Chapter 4. The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company is currently evaluating the financial statement impact of the adoption of Statement 151.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of BTU International, Inc.:
      We have audited the accompanying consolidated balance sheets of BTU International, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

VITALE, CATURANO & COMPANY, LTD.
Boston, Massachusetts
February 18, 2005 (except with respect to the matters discussed in footnote 3 as to which the date is March 29, 2005)

BTU INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents (Notes 1 and 11)	$372	$6,659
Trade accounts receivable, less reserves of $172 at December 31, 2004 and 2003 (Note 1)	9,170	6,073
Inventories, net (Note 1)	13,354	7,795
Other current assets	646	469

Total current assets	23,542	20,996

Property, plant and equipment, at cost (Note 1):
Land	210	210
Buildings and improvements	7,999	7,983
Machinery and equipment	7,850	7,597
Furniture and fixtures	875	866

	16,934	16,656
Less-accumulated depreciation	(14,245)	(13,366)

Net property, plant and equipment	2,689	3,290

Other assets, net of accumulated amortization of $460 in 2004 and $414 in 2003 (Note 1)	827	1,368

Total assets	$27,058	$25,654

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt and capital lease obligations (Notes 3 and 11)	$173	$160
Borrowings under line of credit	2,185	—
Current portion of long-term deferred compensation (Note 13)	—	200
Trade accounts payable (Note 9)	5,417	2,560
Customer deposits	39	336
Accrued expenses (Note 2)	2,792	1,680

Total current liabilities	10,606	4,936
Long-term debt and capital lease obligations less current maturities (Notes 3 and 11)	5,289	5,440
Long-term deferred compensation (Note 13)	512	458

Total liabilities	$16,407	$10,834

Commitments and contingencies (Note 3)
Stockholders’ equity:
Preferred stock, $1.00 par value — authorized — 5,000,000 shares; issued and outstanding — none	—	—
Common stock, $0.01 par value — authorized — 25,000,000 shares: issued — 8,356,448, outstanding — 7,207,438
in 2004; and issued — 8,293,958, outstanding — 7,144,948 in 2003	83	83
Additional paid-in capital	22,529	22,349
Deferred compensation	—	(18)
Retained earnings (accumulated deficit)	(7,975)	(3,794)
Less: treasury stock at cost, 1,149,010 shares at December 31, 2004 and December 31, 2003	(4,177)	(4,177)
Accumulated other comprehensive income	191	377

Total stockholders’ equity	10,651	14,820

Total liabilities and stockholders’ equity	$27,058	$25,654

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,

	2004	2003	2002

Net sales (Notes 1, 4 and 5)	$54,639	$28,490	$30,631
Cost of goods sold	41,503	22,098	21,030

Gross profit	13,136	6,392	9,601

Selling, general and administrative	11,528	9,419	13,413
Research, development and engineering (Note 1)	3,691	3,382	3,587
Restructuring and executive retirement (Note 13)	1,648	190	1,350

Operating loss	(3,731)	(6,599)	(8,749)

Interest income	18	67	217
Interest expense (Note 3)	(470)	(371)	(367)
Other income (expense)	2	(148)	12

Loss before benefit for income taxes	(4,181)	(7,051)	(8,887)
Benefit for income taxes (Notes 1 and 6)	—	(222)	(1,815)

Net loss	$(4,181)	$(6,829)	$(7,072)

Loss per share:
Basic and diluted	$(0.58)	$(0.97)	$(1.03)

Weighted average number of shares outstanding:
Basic and diluted shares	7,185	7,042	6,886
The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands)

				Retained		Accumulated
		Additional		Earnings		Other	Total
	Common	Paid-In	Deferred	(Accum.	Treasury	Comprehensive	Stockholders’
	Stock	Capital	Comp.	Deficit)	Stock	Income	Equity

Balance at December 31, 2001	$80	$21,534	$(76)	$10,107	$(4,150)	$156	$27,651
Net loss	—	—	—	(7,072)	—	—	(7,072)
Translation adjustment	—	—	—	—	—	101	101
Sale of common stock and exercise of stock options	1	228	—	—	—	—	229
Purchase of treasury stock	—	—	—	—	(27)	—	(27)
Stock based compensation	—	214	(74)	—	—	—	140
Deferred compensation	—	—	79	—	—	—	79

Balance at December 31, 2002	81	21,976	(71)	3,035	(4,177)	257	21,101
Net loss	—	—	—	(6,829)	—	—	(6,829)
Translation adjustment	—	—	—	—	—	120	120
Sales of common stock and exercise of stock options	2	373	—	—	—	—	375
Purchase of treasury stock	—	—	—	—	—	—	—
Stock based compensation	—	—	—	—	—	—	—
Deferred compensation	—	—	53	—	—	—	53

Balance at December 31, 2003	83	22,349	(18)	(3,794)	(4,177)	377	14,820
Net loss	—	—	—	(4,181)	—	—	(4,181)
Translation adjustment	—	—	—	—	—	(186)	(186)
Sales of common stock and exercise of stock options	—	180	—	—	—	—	180
Deferred compensation	—	—	18	—	—	—	18

Balance at December 31, 2004	$83	$22,529	$—	$(7,975)	$(4,177)	$191	$10,651

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Years Ended December 31,

	2004	2003	2002

Net loss	$(4,181)	$(6,829)	$(7,072)
Other comprehensive income (loss):
Foreign currency translation adjustment	(186)	120	101

Comprehensive loss	$(4,367)	$(6,709)	$(6,971)

The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net loss	$(4,181)	$(6,829)	$(7,072)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,025	1,114	1,299
Deferred income taxes	—	—	34
Stock based compensation	18	53	219
Deferred compensation expense	—	—	850
Loss on sale of cash surrender value of officers life insurance	—	115	—
Net changes in operating assets and liabilities (excluding business acquisition):
Accounts receivable	(3,097)	(1,541)	1,094
Inventories	(5,559)	(1,107)	2,383
Other current assets	(177)	(52)	140
Refundable income taxes	—	1,700	(275)
Other assets	541	(141)	30
Accounts payable	2,857	(41)	(245)
Customer deposits	(297)	123	(64)
Accrued expenses	1,112	(890)	(8)
Deferred compensation	(146)	(192)	—

Net cash used in operating activities	(7,904)	(7,688)	(1,615)

Cash flows from investing activities:
Purchases of property, plant and equipment, net	(424)	(305)	(193)
Proceeds from sale of cash surrender value of officers life insurance	—	117	—
Cash paid for acquisition	—	(380)	—

Net cash used in investing activities	(424)	(568)	(193)

Cash flows from financing activities:
Proceeds from refinance of mortgage note	—	5,600	—
Principal payments under long-term debt and capital lease obligations	(138)	(4,339)	(305)
Borrowings under line of credit	2,185	—	—
Payments for debt refinancing	—	—	(59)
Restricted cash	—	(688)	—
Proceeds from issuance of common stock and exercise of stock options	180	375	229
Purchase of treasury stock	—	—	(27)

Net cash provided by (used in) financing activities	2,227	948	(162)

Effect of exchange rates on cash	(186)	120	101

Net decrease in cash and cash equivalents	(6,287)	(7,188)	(1,869)
Cash and cash equivalents at beginning of year	6,659	13,847	15,716

Cash and cash equivalents at end of year	$372	$6,659	$13,847

      Supplemental disclosures of cash flow information are included in Note 10.
The accompanying notes are an integral part of these consolidated financial statements.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

(1)	Summary of Significant Accounting Policies
      Nature of Operations. BTU International, Inc. and its wholly owned subsidiaries (the Company) are primarily engaged in the design, manufacture, sale, and service of thermal processing systems, which are used as capital equipment in various manufacturing processes, primarily in the electronics industry.
      Principles of Consolidation and the Use of Estimates. The accompanying consolidated financial statements include the accounts of the Company. All material intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The primary estimates used in the consolidated financial statements include percent complete revenue and inventory reserves.
      Cash and Cash Equivalents. The Company has classified certain liquid financial instruments, with original maturities of less than three months, as cash equivalents. These financial instruments are carried at cost, which approximates fair value.
      Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based upon historical experience and management’s evaluation of outstanding accounts receivable at the end of the year. Bad debts are written off against the allowance when identified. Bad debt expense was $0, $0 and $90,000 for 2004, 2003 and 2002, respectively. Although the accounts receivable increased by 51% for 2004 as compared to 2003, the Company has maintained the same year-to-year level of reserve for bad debt at $172,000 because of its low historical write off experience.
      Inventories. Inventories consist of material, labor and manufacturing overhead and are valued at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method for all inventories.
      Inventories consist of the following (in thousands):

	Years Ended
	December 31,

	2004	2003

Raw materials and manufactured components	$7,972	$3,881
Work-in-progress	3,770	2,358
Finished goods	1,612	1,556

	$13,354	$7,795

      The Company periodically reviews quantities of inventory on hand and compares these amounts to expected usage of each particular product or product line. In 2004, 2003 and 2002, respectively, $212,300, $200,000 and $411,000 were recorded as a charge to cost of goods sold to provide for excess and obsolete inventories. The Company also records, as a charge to cost of goods sold, any amounts required to reduce the carrying value of the finished goods inventory to net realizable value. In 2004, 2003, and 2002, respectively, $413,236, $389,000 and $756,000 were recorded as a charge to cost of goods sold to reduce the carrying value of inventory to net realizable value.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Property, Plant and Equipment. The Company provides for depreciation using the straight-line method over the assets’ useful lives. The estimated useful lives for depreciation purposes are as follows:

Buildings and improvements	8-25 years
Machinery and equipment	2-8 years
Furniture and fixtures	5-8 years
      Depreciation expense was $902,000, $1,062,000 and $1,274,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
      Maintenance and repairs are charged to operations as incurred. When equipment and improvements are sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss, if any, is included in the results of operations.
      The Company evaluates long-lived assets such as intangible assets and property, plant and equipment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). This statement requires that long-lived asset and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. SFAS 144 requires (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale.
      Other Assets. Other assets as of December 31, 2004 and 2003 consist of the following:

	2004	2003

	(in thousands)
Restricted cash	$689	$688
Net deferred financing costs	111	139
Goodwill	—	250
Intellectual property	—	260
Other	27	31

Total	$827	$1,368

      The Company’s restricted cash represents an interest bearing cash deposit in an escrow account with our mortgage note holder that becomes available upon the Company achieving two consecutive quarters of profitability.
      Deferred financing costs capitalized in 2004, are being amortized over three years, the term of the mortgage note. Amortization on deferred financing costs was $84,000, $13,000 and $25,000 in 2004, 2003 and 2002, respectively. Amortization on intellectual property acquired in 2003 was $39,000 in both 2004 and 2003. The goodwill intellectual property was written-off in the third quarter 2004 as part of the $1.6 million restructuring charge.
      Income Taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. The amounts of deferred tax assets or liabilities are based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Translation of Foreign Currencies. Assets and liabilities of the Company’s foreign operations are translated from their functional currency into United States dollars at year end exchange rates. Revenue and expense items are translated at weighted average rates of exchange prevailing during the year. Gains and losses arising from translation are accumulated as a separate component of stockholders’ equity, as the functional currency of the subsidiaries is their local currency, and the reporting currency of the Company is the US dollar. Exchange gains and losses (if any) arising from transactions denominated in foreign currencies are included in income as incurred. Such exchange gains or losses were not material during the periods presented.
      Patents. The Company has patents in the United States and certain foreign countries for some of its products and processes. No value has been assigned to these patents in the accompanying consolidated financial statements.
      Revenue Recognition. The Company recognizes revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” as updated by SEC Staff Accounting Bulletin No. 104, “Revenue Recognition”. Under these guidelines, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services rendered, the price is fixed or determinable and payment is reasonably assured. Under these requirements, when the terms of sale include customer acceptance provisions, and compliance with those provisions has not been previously demonstrated, revenues are recognized upon acceptance. Furthermore, revenues for products that require installation for which the installation is essential to functionality or is not deemed inconsequential or perfunctory are recognized upon completion of installation. Revenues for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon shipment with estimated installation and warranty costs accrued.
      Applying the requirements of SAB No. 101 to future sales arrangements used in the Company’s equipment sales may result in the deferral of the revenue for some equipment sales.
      The Company also has certain sales transactions for products, which are not completed within the normal operating cycle of the business. It is the Company’s policy to account for these transactions using the percentage of completion method for revenue recognition purposes when all of the following criteria exist. (1) The Company has received the Customer’s purchase order or entered into a legally binding contract. (2) The Customer is credit worthy and collection is probable or Customer prepayments are required at product completion milestones or specific dates. (3) The sales value of the product to be delivered is significant in amount when compared to the Company’s other products. (4) Product costs can be reasonably estimated; there is no major technological uncertainty and the total engineering, material procurement, product assembly and test cycle time extend over a period of six months or longer.
      Under the percentage of completion method, revenues and gross margins to date are recognized based upon the ratio of costs incurred to date compared to the latest estimate of total costs to complete the product as a percentage of the total contract revenue for the product. Revisions in costs and gross margin percentage estimates are reflected in the period in which the facts causing the revision become known. Provisions for total estimated losses on uncompleted contracts, if any, are made in the period in which such losses are determined. For the year ended 2004, 2003 and 2002, $1,570,165, $639,545 and $432,266, respectively, was recognized as revenue using the percentage of completion method.
      There are no post shipment obligations that could impact revenue recognition.
      The Company accounts for shipping and handling costs billed to customers in accordance with the Emerging Issues Task Force (EITF) Issue 00-10 “Accounting for Shipping and Handling Fees and Cost”. Amounts billed to customers for shipping and handling costs are recorded as revenues with the associated costs reported as cost of goods sold. In 2004 and 2003, $409,630 and $263,107, respectively, were recorded

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
as cost of goods sold. In 2002, $159,966 was recorded as a charge to selling, general, and administrative expense.
      Research, Development and Engineering. Research, development and engineering costs are charged to expense as incurred.
      Earnings Per Share Information. Basic Earnings Per Share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common and dilutive potential common shares outstanding during the period, using the treasury stock method. The number of Common shares underlying options outstanding that were not included in the determination of diluted EPS, because their effect would be antidilutive, was 729,139 in 2004, 1,186,395 in 2003 and 1,258,398 in 2002, as of December 31.
      Recent Accounting Developments. On April 30, 2003, the FASB issued Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”). FAS 149 amends and clarifies the accounting guidance on (1) derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). FAS 149 amends FAS 133 to reflect decisions that were made: as part of the process undertaken by the Derivatives Implementation Group (“DIG”), which necessitated amending FAS 133; in connection with other projects dealing with financial instruments; and regarding implementation issues related to the application of the definition of a derivative. FAS 149 also amends certain other existing pronouncements, which will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. FAS 149 is effective (1) for contracts entered into or modified after September 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of this statement did not have a material impact on the Company’s financial position or results of operations.
      FASB Statement No. 123 (Revised 2004), Share-Based Payment (SFAS 123(R)) was issued in December 2004. SFAS 123(R) replaces SFAS No. 123; Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires companies to recognize the compensation cost related to share-based payment transactions with employees in the financial statements. The compensation cost is measured based upon the fair value of the instrument issued. Share-based compensation transactions with employees covered within SFAS 123(R) include stock options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans. SFAS 123 included a fair-value-based method of accounting for share-based payment transactions with employees, but allowed companies to continue to apply the guidance in APB 25 provided that they disclose in the footnotes to the financial statements the pro forma net income if the fair-value-based method been applied. The Company currently uses the fair value based method for recognition of compensation expense under SFAS 123. SFAS 123(R) requires the use of the modified prospective application transition method. The modified prospective application transition method requires the application of this standard to:

•	All new awards issued after the effective date;

•	All modifications, repurchased or cancellations of existing awards after the effective date; and

•	Unvested awards at the effective date.
      For unvested awards, the compensation cost related to the remaining “requisite service” that has not been rendered at the effective date will be determined by the compensation cost calculated currently for

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
either recognition under SFAS 123. We will be adopting the modified prospective application of SFAS 123(R). Based on the current options outstanding, we do not anticipate the adoption of this statement to result in the recognition of material additional compensation cost in the year of adoption.
      SFAS No. 151, Inventory Costs — An amendment of ARB No. 43, Chapter 4 (SFAS 151) was issued in November 2004. SFAS 151 reinforces that abnormal levels of idle facility expense, freight, handling costs and spoilage are required to be expensed as incurred and not included in overhead. The statement also requires fixed production overheads be allocated to conversion costs based on the production facility’s normal capacity. The provisions in Statement 151 are effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have a material impact on the consolidated financial statements.
      Reclassification. Certain prior year financial statement information has been reclassified to conform with the current year presentation.

(2)	Accrued Expenses
      Accrued expenses at December 31, 2004 and 2003 consisted of the following (in thousands):

	2004	2003

Accrued commissions	$823	$426
Accrued warranty	635	635
Accrued income taxes	33	125
Accrued severance	312	—
Accrued sales tax	187	28
Payroll and payroll taxes	331	309
Other	471	157

	$2,792	$1,680

      Warranties. The Company provides standard warranty coverage for parts and labor for 12 months and special extended material only coverage on certain other products. The Company sets aside a reserve, charged to cost of sales, based on anticipated warranty claims at the time product revenue is recognized. The reserve for warranty covers the estimated costs of material, labor and travel. Actual warranty claims incurred are charged against the accrual. Factors that affect the Company’s product warranty liability include the number of installed units, the anticipated cost of warranty repairs and historical and anticipated rates of warranty claims.
      The following table reflects changes in the Company’s accrued warranty account during the fiscal year ended December 31, 2004 (in thousands):

Beginning Balance, December 31, 2003	$635
Plus accruals related to new sales	844
Less: warrant claims incurred	(592)
Less: reversal of excess requirements	(252)

Ending Balance, December 31, 2004	$635

(3)	Debt, Capital Leases, Commitments and Contingencies
      The Company has a secured revolving loan agreement with a US bank that allows for aggregate borrowings, including letters of credit, up to a maximum of $14 million against a borrowing base of

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
secured accounts receivable and inventory. The Company may elect to borrow at interest rates of either the prime rate or a rate pegged to the LIBOR rate in effect from time to time. This loan agreement extends to May 31, 2007 and is subject to maintaining certain financial covenants. At December 31, 2004 borrowings outstanding under this agreement were $2.2 million and the borrowing base formula permitted aggregate borrowings of approximately $8.7 million. As a result of a decrease in tangible net worth following the write-off of the $1.6 million restructuring charge at the end of the third quarter of 2004 and an increase in borrowings, the Company was out of compliance with its total liabilities to tangible net worth covenant under the loan agreement at October 3, 2004. The Company was in compliance with all financial covenants at December 31, 2004 and the Company has provided the bank with forecasted financial statements that show the Company is projecting to be in compliance with all financial covenants for all of 2005.
      Although the non-compliance at the end of the third quarter has not been waived, the bank has continued to lend funds to the Company under the terms of the existing loan agreement.
      On March 29, 2005, the bank proposed a waiver for the third quarter 2004 covenant non-compliance which would amend the loan agreement in several respects: the maximum lending under the line of credit would be reduced from $14 million to $12 million; the borrowing base formula would be revised to reduce availability based on inventories and lower the percentage loaned against certain foreign accounts receivable; and the interest rate on borrowings would be increased to prime plus 0.5%. Upon meeting certain profitability goals for 2005, the maximum lending would return to $14 million, the existing availability based on inventories would be reinstated, and the interest rate on borrowings would return to the prime rate. In addition, the bank requested that the Company use its best efforts to obtain for the bank a second mortgage on the Company’s headquarters building and provide the bank with a negative pledge that would prevent any other party from obtaining a second mortgage on the property if the second mortgage could not be obtained.
      The Company is actively discussing the proposed changes to the loan agreement with the bank, and believes it will conclude its discussions with the bank on terms that are acceptable to both parties. Based on its 2005 forecasted business plan, the borrowing base changes and other reductions in availability proposed by the bank would provide sufficient credit for the Company’s anticipated working capital needs for all of 2005. As discussed under “Risk Factors”, the Company will need continued access to working capital to fund its operations.
      Long Term Debt at December 31, 2004 and 2003 consisted of the following (in thousands):

	2004	2003

Mortgage note payable	$5,440	$5,600
Capital lease obligations, interest rate 6.75%, net of interest of $2 in 2004	22	—

	5,462	5,600
Less current maturities	173	160

	$5,289	$5,440

      The Company entered into a new mortgage note payable in December 2003, which is secured by the Company’s land and building in Billerica, MA and requires monthly payments of $38,269, including interest at 5.42%. This mortgage note payable has a balloon payment of approximately $5,100,000 due at maturity on December 26, 2006.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The capital lease obligations relate to one equipment lease used in the operation of the business. Under the terms of the debt, the minimum repayments of long-term debt and capital lease obligations by year are as follows (in thousands):

		6.750%
	5.420%	Capital
	Mortgage	Leases	Total

2005	$168	$5	$173
2006	178	5	183
2007	5,094	6	5,100
2008	—	6	6

	$5,440	$22	$5,462

      The Company conducts its UK operations in a facility that is under a long-term operating lease expiring in March 2010. Rent expense under this lease was approximately $200,000 in 2004, $196,000 in 2003, and $170,000 in 2002. The Company has a lease of approximately $200,000 in rent expense per year through March 2010. As of December 31, 2004, the future minimum lease commitment for this facility is $1,050,000, payable as follows: $200,000 for each of the years 2005 through 2009, $50,000 for 2010.
      The Company is a party to various claims arising in the normal course of business. Management believes the resolution of these matters will not have a material impact on the Company’s results of operations or financial condition.

(4)	Foreign Operations
      The following table shows the amounts (in thousands) and percentages of the Company’s revenues by geographic region, for the last three years:

	2004		2003		2002

		% of		% of		% of
	$	net	$	net	$	net
	thousands	sales	thousands	sales	thousands	sales

Asia Pacific	$28,264	52%	$13,159	47%	$11,027	36%
United States	13,798	25%	8,626	29%	11,946	39%
Europe and Near East	10,834	20%	5,824	21%	5,207	17%
Other Americas	1,743	3%	881	3%	2,451	8%

(5)	Concentration of Credit Risk and Significant Customers
      Statement of Financial Accounting Standards No. 105, “Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentrations such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash and cash equivalent balances with one financial institution.
      The principal financial instrument that potentially subjects the Company to concentrations of credit risk is accounts receivable. The majority of the Company’s revenues are derived from customers in the electronics manufacturing industry who are not required to provide collateral for amounts owed to the Company. The Company’s customers are dispersed over a wide-geographic area and are subject to periodic review under the Company’s credit policies. The Company does not believe that it is subject to any unusual credit risks, other than the normal level of risk attendant to operating its business.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce its credit risk, the Company routinely assesses the financial strength of its customers. The Company maintains an allowance for potential credit losses, but historically has not experienced any losses in excess of the loss allowance related to individual customers or groups of customers in any particular industry or geographic area.
      One customer represented 7% of revenue in 2004, 6% of revenue in 2003 and 16% of revenue in 2002. As of December 31, 2004, there were two customers that individually accounted for 11% and one customer that accounted for 13% of accounts receivable. As of December 31, 2003, there were no customers that accounted for more than 10% of accounts receivable.

(6)	Income Taxes
      The components of (loss) income before (benefit) provision for income taxes are as follows (in thousands):

	Years Ended December 31,

	2004	2003	2002

Domestic	$(4,578)	$(7,288)	$(8,804)
Foreign	397	237	(83)

Total	$(4,181)	$(7,051)	$(8,887)

      For the years ended December 31, 2004, 2003 and 2002, the Company’s benefit for income taxes were as shown below (in thousands):

	Federal	State	Foreign	Total

December 31, 2004
Current	$—	$—	$—	$—
Deferred	—	—	—	—

	$—	$—	$—	$—

December 31, 2003
Current	$(222)	$—	$—	$(222)
Deferred	—	—	—	—

	$(222)	$—	$—	$(222)

December 31, 2002
Current	$(1,949)	$45	$55	$(1,849)
Deferred	34	—	—	34

	$(1,915)	$45	$55	$(1,815)

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The differences between the statutory United States federal income tax rate of 34% and the Company’s effective tax rate are as follows (in thousands):

	Years Ended December 31,

	2004	2003	2002

Tax benefit at United States statutory rate	$(1,422)	$(2,397)	$(3,022)
State and foreign income taxes, net of federal benefit	(275)	(218)	(310)
Valuation Allowance	1,718	2,374	1,569
Non-deductible and other	(21)	19	(52)

Total benefit	$—	$(222)	$(1,815)

      The differences between the statutory United States federal income tax rate of 34% and the Company’s effective tax rate are as follows (as percentages):

	Percent Tax (Benefit)
	Years Ended December 31,

	2004	2003	2002

	%	%	%
Tax benefit at United States statutory rate	(34.0)	(34.0)	(34.0)
State and foreign income taxes, net of federal benefit	(6.6)	(3.1)	(3.4)
Valuation Allowance	41.0	33.7	17.6
Non-deductible and other	(0.4)	0.3	(0.6)

Total benefit	0.0	(3.1)	(20.4)

      The components of the deferred tax assets (liabilities) at December 31, 2004 and 2003 (in thousands) are as follows:

	2004	2003

Accelerated tax depreciation	$(50)	$(132)
Inventory reserves	542	260
Deferred compensation	332	273
Accruals and other	484	359
Intangible assets	184	—
Federal net operating loss carry forwards	3,675	2,578
State net operating loss carry forwards	385	487
Federal tax credit carry forwards	109	118

Total deferred tax assets	5,661	3,943
Valuation allowance	(5,661)	(3,943)

Net deferred tax asset	$—	$—

      The Company has state net operating loss carryforwards of approximately $11.5 million that expire between 2006 and 2022. The Company’s federal net operating loss carryforward of approximately $11,600,000 will expire in 2023.
      The ability of the Company to fully realize deferred tax assets in future years is contingent upon its success in generating sufficient levels of taxable income to use the deductions underlying the assets. After an assessment of all available evidence, including historical and projected operating trends, the company

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recorded a full valuation allowance to offset the Company’s deferred tax assets due to the uncertainty surrounding their realization.

(7)	Employee Benefits
      The Company has management incentive and profit sharing plans for its executives and all of its employees. These plans provide for bonuses upon the attainment of certain financial targets. Under these plans, no amounts were expensed in 2004, 2003 or 2002.
      The Company has a deferred 401(k) contribution plan that is available to cover all domestic employees of the Company. Subject to non-discriminatory restrictions on highly compensated employees, participants can voluntarily contribute a percentage of their compensation up to the plan limits, and the Company, at its discretion, may match this contribution up to a stipulated percentage. The Company’s expense under the plan was $153,300, $154,200, and $64,500 for the years ended December 31, 2004, 2003 and 2002, respectively.

(8)	Stock Option and Purchase Plans
      The Company has two stock option plans for employees, the 1993 Equity Incentive Plan (1993 Plan), which expired in 2003 with 254,791 un-issued shares and the 2003 Equity Incentive Plan (2003 Plan). These plans allow stock options for employees. Under the terms of the plans, other stock awards can also be granted at the discretion of the Company’s Board of Directors. The Company also has two stock option plans for non-employee directors, the 1989 Stock Plan for Directors (1989 Plan) and the 1998 Stock Option Plan for Non-Employee Directors (1998 Plan). Under each plan, the exercise price of the options is not less than the fair market value at the date of the grant. Options expire from a minimum of two years to a maximum of ten years from the date of the grant.
      In May 2003, the shareholders approved the 2003 Equity Incentive Plan, which allows up to 700,000 shares to be awarded (plus the addition of up to 300,000 options that could be forfeited under the expired 1993 Plan). Also in May 2003, the shareholders approved an amendment to add 70,000 shares to the 1998 Stock Option Plan for Non-Employee Directors.
      Shares available for future stock option grants, pursuant to these plans, were 1,070,000 at December 31, 2004, 761,965 at December 31, 2003, and 288,898 at December 31, 2002.
      A summary of all stock option activity for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Price per	Number of	Price per	Number of	Price per
	Shares	Share	Shares	Share	Shares	Share

Outstanding at beginning of year	1,186,395	$4.24	1,258,398	$4.21	1,050,812	$4.83
Granted	32,648	4.86	240,782	3.23	398,403	2.63
Exercised	(48,679)	2.89	(114,145)	2.87	(51,695)	3.05
Forfeited	(441,225)	4.12	(198,640)	3.59	(139,122)	5.12

Outstanding at end of year	729,139	$4.43	1,186,395	$4.24	1,258,398	$4.21

Options exercisable at end of year	425,916	$5.50	499,237	$5.37	532,089	$4.73

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2004 the outstanding options have exercise prices ranging from $1.86 to $13.63 and a weighted average remaining contractual life of 3.56 years.
      The following table summarizes information for options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average		Average
Range of Prices	Number	Remaining Life	Exercise Price	Number	Exercise Price

$ 1.86 - 2.00	203,221	5.0 yrs	$1.88	81,184	$1.88
2.53 - 2.69	7,928	3.5 yrs	2.57	7,928	2.57
3.10 - 4.00	306,251	3.8 yrs	3.29	153,269	3.19
4.14 - 5.55	43,505	4.9 yrs	5.21	15,802	5.31
6.01 - 9.38	120,500	1.1 yrs	9.16	120,000	9.17
10.13 - 13.63	47,734	1.1 yrs	10.36	47,734	10.36

	729,139	3.6 yrs	$4.43	425,917	$5.50

      The Company has an Employee Stock Purchase Plan. Under the terms of the plan, employees are entitled to purchase shares of common stock at the lower of 85% of fair market value at either the beginning or the end of each six-month option period. A total of 500,000 shares have been reserved for issuance under this plan, of which 114,654 remain available at December 31, 2004. During 2004, a total of 13,061 shares were purchased at prices ranging from $2.59 to $3.26 per share.
      The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option and purchase plans. Accordingly, no compensation cost has been recognized related to the plans. Had compensation cost for the plans been determined based on the fair value at the grant dates for the awards under these plans consistent with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company’s net income (loss) and net income (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	Year Ended December 31,

	2004	2003	2002

	(in thousands,
	except per share data)
Net loss:
As reported	$(4,181)	$(6,829)	$(7,072)
Pro forma	(4,554)	(7,133)	(7,394)
Loss per basic share:
As reported	$(0.58)	$(0.97)	$(1.03)
Pro forma	(0.63)	(1.01)	(1.07)
Loss per diluted share:
As reported	$(0.58)	$(0.97)	$(1.03)
Pro forma	(0.63)	(1.01)	(1.07)
      Pro forma compensation costs were estimated using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 2004, 2003 and 2002, respectively; a dividend yield rate of 0 for each year; expected lives of 5.0 for each year; expected volatility of 61.04%, 67.13% and

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
72.3%; and risk free interest rates of 3.0%, 2.5% and 3.5%. The weighted average fair value of options granted during 2004, 2003 and 2002 was $4.89, $1.96 and $1.63, respectively.
      As the SFAS No. 123 presentation has not been applied to options granted prior to January 1, 1995, the resulting pro forma reduction in net earnings and earnings per share may not be representative of what could be expected in future years. The Company has adopted the disclosure provisions of SFAS 148.

(9)	Related Party Transactions
      During 2004 and 2003, transactions were made between the Company and certain related parties. These transactions included payments to one of the Company’s directors for consulting services of $5,000 in 2003. The Company also had related party transactions with respect to the purchase of certain software development and components from a company, which is partially owned by one of the Company’s key employees. The amount of contract software and hardware purchased from this party was $1,069,857 and $649,000 in 2004 and 2003, respectively.

(10)	Supplemental Disclosures of Cash Flow Information

	For the Years Ended
	December 31,

	2004	2003	2002

	(in thousands)
Cash paid (received) during the year for:
Interest	$470	$371	$367
Income Taxes	—	(1,922)	59
Non-cash disclosure:
Acquisition of Sagarus Robotics Corporation
Fair value of assets acquired	—	540	—
Less fair value of liabilities assumed	—	(160)	—

Cash paid	—	380	—

(11)	Disclosures About the Fair Value of Financial Instruments
      The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value.

a. Cash and Cash Equivalents — The carrying amount of these assets on the Company’s Consolidated Balance Sheets approximates their fair value because of the short maturities of these instruments.

b. Receivables, Payables and Accruals — The recorded amounts of financial instruments, including accounts receivable, accounts payable, and accrued liabilities, approximate their fair value because of the short maturity of these instruments.

c. Long-term Debt and Capital Lease Obligations — The fair value of long-term indebtedness as of December 31, 2004 and 2003 was approximately $5,318,000 and $5,606,000, respectively, based on a discounted cash flow analysis, using the prevailing cost of capital for the Company as of each date. The interest rates used in the calculation were 6.4% and 5.4% for 2004 and 2003, respectively.

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	Segment Reporting
      Segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company operates as a single business segment called thermal processing capital equipment.
      The thermal processing capital equipment segment consists of the designing, manufacturing, selling and servicing of thermal processing equipment and related process controls for use in the electronics, power generation, automotive and other industries. This business segment includes the supply of solder reflow systems used for surface mount applications in printed circuit board assembly. Thermal processing equipment is used in: low temperature curing/encapsulation; hybrid integrated circuit manufacturing; integrated circuit packaging and sealing; and processing multi-chip modules. In addition, the thermal process equipment is used for sintering nuclear fuel for commercial power generation, as well as brazing and the sintering of ceramics and powdered metals, and the deposition of precise thin film coatings. The business segment’s customers are multinational original equipment manufacturers and contract manufacturing companies.

(13a)	Restructuring, Executive Retirement Agreement
      In 2002, the Company entered into an executive retirement agreement with its former President and Chief Executive Officer Mr. Paul J. van der Wansem. Under the terms of the agreement, the former President and CEO will provide, at the Company’s request and subject to certain limitations, consulting services over a four-year period ending June 2007, for $200,000 per year. The Company or the former President and CEO may terminate the consulting agreement at any time. If terminated by the Company, the former President and CEO is entitled to a lump sum payment for the remaining amounts due through June 2007; if terminated by the former President and CEO, he is entitled to the same lump sum payment discounted as specified in the agreement. The agreement also provided for an initial bonus payment of $100,000 and the grant of 75,000 shares of unrestricted common stock.
      In the fourth quarter of 2002, the Company recorded a $990,000 charge in connection with the above-described portions of the agreement.
      As part of the agreement, the Company granted the former President and CEO the option to buy out the Company interest in the cash value of the split dollar life insurance executed by the Company by paying an amount equal to the sum of the Company’s interest, discounted by a rate of 3% over a period equal to the number of remaining years in his life expectancy at the time of the buy out as established in trade publications for the life insurance industry. In December 2003, the former President and CEO exercised his option to buy out the split dollar policy and paid approximately $117,000. The Company recorded a loss of approximately $115,000 as a selling, general and administrative expense in the accompanying consolidated statement of operations related to the sale of the cash surrender value of life insurance.
      Also as part of the agreement, the Company will compensate the former President and CEO $100,000 per year in connection with his responsibilities as Chairman of the Board for the period July 2003 through June 2007. The Company will recognize these amounts as the services are performed. The agreement also provides for certain settlement amounts if the former President and CEO’s responsibilities as Chairman of the Board are terminated.
      Subsequently, in October of 2004, Mr. van der Wansem resumed his positions as President and CEO of the Company. Mr. van der Wansem and the Company have agreed that the Company will cease making consulting payments to him under his Retirement Agreement but that upon his termination of employment the Company will make a lump-sum payment to him equal to the payments foregone. If his

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employment terminates before the end of the consulting period, the consulting period will resume on that date. In all other respects, the Retirement Agreement remains in full force and effect.

(13b)	Restructuring
      The Company recorded a $360,000 restructuring charge in the third quarter 2002. This charge is solely related to severance costs associated with the reduction of 44 employees across all lines of the Company. All payments were made in 2002
      The Company recorded a $190,000 restructuring charge in the second quarter 2003. This charge was solely related to severance costs associated with the reduction of 15 non-production employees. All payments were made in 2003.
      In the third quarter of 2004, the Company recorded a $1,648,000 restructuring charge. In summary, these charges were the result of a redirection of development programs, resulting in the write-off of assets including the impairment of goodwill from an acquisition, and severance costs, primarily related to the departure of the previous CEO.
      BTU acquired Sagarus Robotics Corporation in April 2003 with the intent to use the technology acquired to provide BTU supplied robotic automation in its wafer bump processing equipment. The company’s efforts have proven commercially unsuccessful and BTU decided to supply robotic automation on its equipment from established automation vendors.
      Approximately $1.3 million of the $1.6 million restructuring charge is related to asset write-offs ($438K goodwill; $676K inventory) and severance costs as a result of a redirection of the Company’s development programs for robotic automation of its wafer bump processing equipment. This $1.3 million portion of the restructuring charge represents the Company’s decision to abandon its plans for BTU supplied robotic automation; and instead, offer for sale with its thermal processing equipment commercially available robotics from existing robotic suppliers.
      The remaining approximately $0.3 million charge is primarily for the severance costs for the former CEO. Payments may continue until September 2005.
      The Company reduced its Billerica, MA work force by 11 employees (7 direct labor, 2 mfg. engineering and 2 finance) with an expected annual savings of $0.6 million. Severance payments for these reductions will end in the first quarter of 2005.

(14)	Stock Compensation
      During 2001, the Company granted 20,000 shares of restricted stock to an employee. The fair value of the shares at the date of the grant was $122,000. This stock vested over a two-year term. The Company has recorded a compensation charge of $15,000, $61,000 and $46,000 in 2003, 2002 and 2001 respectively, related to this grant.
      During 2002, the Company granted 20,000 shares of restricted stock to the then President and CEO. The fair value of the shares at the date of the grant was $74,000. This stock vested over a two-year term. The Company has recorded a compensation charge of $18,000, $38,000 and $18,000 in 2003, 2002 and 2001 respectively, related to this grant.

(15)	Acquisition
      On April 2, 2003, the Company purchased the assets of Sagarus Robotics Corporation (Sagarus) in order to expand the Company’s product offerings. The business combination has been accounted for under the purchase method. The purchase price, including cash payments and liabilities assumed of $160,000,

BTU INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
totaled $540,000. The financial statements reflect the operations of Sagarus from the date of acquisition. The excess of the purchase price over the fair value of the net assets was allocated to goodwill.
      The purchase price has been allocated based upon an estimate of the fair value of assets acquired and liabilities assumed as follows:

2003

Inventory	$20,000
Property, plant and equipment	10,000
Intellectual property	260,000
Goodwill	250,000

$540,000

      The asset values associated with the Sagarus products were written off as part of the restructuring charge recorded in the third quarter of 2004 (see note 13b).